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03045571

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cheung Kong (Holdings) Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4138 FISCAL YEAR 12-31-02

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 1/12/04

Cheung Kong (Holdings) Limited
長江實業(集團)有限公司

Innovative Value Creation
on Solid Foundations

ANNUAL REPORT

Contents

The Group enhances its advantages by actively extending its quality property portfolio and markets.

Hutchison Whampoa successfully commences 3G services, a new driver for its continuing growth.

CK Life Sciences grows rapidly and reported an operating profit in the fourth quarter of 2002, earlier than the industry norm.

The Cheung Kong Group creates better value for shareholders by strengthening further its global presence and competitiveness.

Group Structure


Cheung Kong (Holdings) Limited
44%
49.9%
CK Life Sciences Int'l., (Holdings) Inc.
Hutchison Whampoa Limited
84.6%
28.6%
14.3%
Cheung Kong Infrastructure Holdings Limited
TOM.COM LIMITED
38.9%
Hongkong Electric Holdings Limited

Cheung Kong Group
Total Market Capitalisation

HK$394 billion
(as at the end of March 2003)

Group Financial Summary

PROFIT AND LOSS ACCOUNT

(HK$ million)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Turnover	10,693	14,841	12,309	13,202	7,857	11,865	8,193	9,341	7,486	9,122
Profit attributable to shareholders	9,781	10,113	11,125	13,765	17,602	6,112	59,373	19,392*	7,237*	8,876
Interim dividend paid	527	593	659	758	896	643	758	880	880	880
Final dividend proposed	1,671	1,824	2,068	2,412	2,826	2,022	2,412	2,826	2,826	2,826
Profit for the year retained	7,583	7,696	8,398	10,595	13,880	3,447	56,203	15,686*	3,531*	5,170

BALANCE SHEET

(HK$ million)

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Fixed assets	2,733	3,763	4,574	4,857	3,294	13,936	21,290	15,245	14,841	19,016
Investment in listed associates	21,319	26,030	28,160	34,062	47,787	49,313	104,017	117,708*	120,009*	124,672
Other investments	12,644	21,134	19,840	25,948	27,552	30,295	26,479	31,709	35,963	32,718
Net current assets	8,623	13,639	12,645	22,978	22,763	9,346	9,376	14,554	17,979	18,359
	45,319	64,566	65,219	87,845	101,396	102,890	161,162	179,216	188,792	194,765
Long term loans	7,216	16,829	8,545	12,016	13,642	10,245	10,238	13,806	18,728	19,255
Deferred items	26	12	47	14	17	12	33	12	3	3
Minority interests	989	2,648	2,560	4,840	2,135	5,163	6,736	3,298	4,686	4,495
Total net assets	37,088	45,077	54,067	70,975	85,602	87,470	144,155	162,100*	165,375*	171,012
Representing:										
Share capital	1,099	1,099	1,099	1,149	1,149	1,149	1,149	1,158	1,158	1,158
Share premium	2,752	2,752	2,752	7,856	7,856	7,856	7,856	9,331	9,331	9,331
Reserves and retained profits	31,566	39,402	48,148	59,558	73,771	76,443	132,738	148,785*	152,060*	157,697
Proposed final dividend	1,671	1,824	2,068	2,412	2,826	2,022	2,412	2,826	2,826	2,826
Total shareholders' funds	37,088	45,077	54,067	70,975	85,602	87,470	144,155	162,100*	165,375*	171,012
Net assets per share – book value (HK$)	16.88	20.51	24.60	30.89	37.26	38.07	62.74	69.99*	71.40*	73.83
Earnings per share (HK$)	4.45	4.60	5.06	6.02	7.66	2.66	25.84	8.40*	3.12*	3.83
Dividend per share (HK$)	1.00	1.10	1.20	1.38	1.62	1.16	1.38	1.60	1.60	1.60

* Figures have been restated to account for the Group's share of a prior year adjustment of Hutchison Whampoa Limited.

Results Highlights

PROFIT ATTRIBUTABLE TO SHAREHOLDERS



HK$ million
60,000
50,000
40,000
30,000
20,000
10,000
0
93 94 95 96 97 98 99 00 01 02

EARNINGS *per share*



HK$
28
24
20
16
12
8
4
0
93 94 95 96 97 98 99 00 01 02

DIVIDEND *per share*



HK$
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
0.9
0.8
93 94 95 96 97 98 99 00 01 02

NET BOOK VALUE *per share*



HK$
80
70
60
50
40
30
20
10
0
93 94 95 96 97 98 99 00 01 02

January - March

- Release of Banyan Garden Phase 1, Cheung Sha Wan with good market response.



- Ranked No. 5 in the category of "Best Managed Company – Hong Kong" in the "Asia's Best Companies 2002" survey conducted by the *FinanceAsia*.

April - June

- Sale of Harbourfront Landmark in Hung Hom, a luxurious project well-received by purchasers from Hong Kong, the Mainland and overseas.



1st Quarter

2nd Quarter

April - June



- Soft opening of Sheraton Shenyang Lido Hotel with satisfactory occupancy.
- Launch of Princeton Tower in Sheung Wan with satisfactory sales results.
- Ranked No. 209 in "Top 500 global companies" in the "FT500 – 2002" survey made by the *Financial Times* based on market capitalisation.
- Sky Tower in To Kwa Wan, a quality project jointly redeveloped with other parties, was released to the market.
- Awarded the tender for the hotel, shopping arcade and office towers of The Metropolis in Hung Hom.



- Leasing of the shopping arcade and office towers of The Metropolis in Hung Hom met with good response.
- Grand opening of the Harbour Plaza Metropolis in Hung Hom.

July - September

- Ranked No. 194 among companies worldwide and No. 2 among companies in Hong Kong according to "The 2002 Global 1000" survey of *Business Week* based on market value.
- Successful listing of CK Life Sciences on the GEM Board of the Stock Exchange.



October - December

- Ranked No. 2 in the "Top 500 International Chinese Entrepreneurs in 2002" survey (二零零二年度「國際華商500」選舉) conducted by *Yazhou Zhoukan.*
- The Cheung Kong Group was ranked as the "Third Top Donor" in "The Community Chest 2001/2002 Awards".



- Successfully bid for the residential and retail development at Tiu Keng Leng Station along the Tseung Kwan O line.
- Launch of Banyan Garden Phase 3, Cheung Sha Wan with units continuing to be sold.

3rd Quarter

4th Quarter

July - September

- Registered satisfactory sales for Banyan Garden Phase 2, Cheung Sha Wan.
- Release of Hampton Place in Tai Kok Tsui, a well-received project particularly among end-users.



- Successfully raised a syndicated loan of HK$1,800 million for general working capital.



- Leasing of the serviced suites at the Horizon Suite Hotel in Ma On Shan.

October - December

- Queen's Terrace in Sheung Wan, a quality project jointly developed with other parties, recorded encouraging sales results when released.
- Horizon Cove Phase 2 in Zhuhai, was offered for sale in Hong Kong and the Mainland.



- Awarded the tender for The Household Center at Nob Hill, Kwai Chung for long term investment.
- Won various awards in "2002/2003 Review 200: Asia's Leading Companies" organised by the *Far Eastern Economic Review*: "Company Leaders – Top 10 Hong Kong Companies" (Ranked No. 5); "Financial Soundness" (Ranked No. 2 in Hong Kong); "Long-term Vision" (Ranked No. 2 in Hong Kong) and "Company That Others Try to Emulate" (Ranked No. 5 in Hong Kong).


200 REVIEW
200 REVIEW



The Cheung Kong Group is steadfast in its global strategy and initiatives. It will continue to strengthen its solid growth with quality investments worldwide, leveraging on its strong financial strength, and following its philosophy of expansion embracing prudent and innovative investment.

Report of the Chairman and the Managing Director

Excelling with Global Visions and Advantages

| PROFIT FOR THE YEAR |

The Group's audited consolidated profit attributable to shareholders for the year ended 31st December, 2002 amounted to HK$8,876 million (2001 (restated) – HK$7,237 million). Earnings per share were HK$3.83 (2001 (restated) – HK$3.12).

The Group's audited consolidated profit attributable to shareholders amounted to HK$8,876 million.

| DIVIDEND |

The Directors have decided to recommend the payment of a final dividend of HK$1.22 per share in respect of 2002, to shareholders whose names appear on the Register of Members of the Company on 22nd May, 2003. This together with the interim dividend of HK$0.38 per share gives a total of HK$1.60 per share for the year (2001 – HK$1.60 per share). The proposed dividend will be paid on 27th May, 2003 following approval at the Annual General Meeting.

The Group will continue to invest actively in the local property market with cautious optimism.

| PROSPECTS |

The transformation process required within Hong Kong has continued during 2002, accompanied by the inexorable march of globalisation. This enabled the overall economy to develop on a healthier track, while competition in all business sectors has intensified. The key to success in this highly competitive environment lies in the global vision and unique competitive edge of a company. The Group has continued its solid growth both locally and globally by capitalising on its unique and distinct advantages. Its philosophy of expansion embracing prudent and innovative investment, combined with its strong financial strength, have ensured the competitiveness of all of the Group's operations, and enabled it to seize new growth opportunities in this fast-paced business world.

Explore New Dimensions with Prudence

Property Business

While the local property market continued to consolidate, the Group successfully launched a number of quality projects that met market trends and customer needs during the year. Sales of these projects were encouraging and exceeded the original target. Different kinds of unsatisfied needs for housing continued to be a fundamental supporting element of the Hong Kong property market, while the SAR Government's recent package to reduce the supply of land and different types of properties should stabilise flat prices. The property market should be able to exhibit a healthier development in the long run. The Group will continue to invest actively in the local property market with cautious optimism.

The Group's rental portfolio has continued to increase significantly in Hong Kong and the Mainland, following active efforts to strengthen the rental property business in recent years. In addition to a multitude of quality hotels, shopping arcades and office towers, the Group has also added all-suite hotels to its rental portfolio. These diversified investment properties with good potential for returns will generate a steady stream of rental revenue, boosting the Group's medium and long term capacity for earnings growth. Revenue from property rental is expected to rise significantly in 2003, following the completion and opening of various quality rental properties.

The Group's property portfolio outside of Hong Kong, including the United Kingdom, Singapore and the Mainland, has continued to expand. The recent promising growth of the Mainland's property market reflects the huge potential to be tapped. The Group will continue to position itself in most major cities in the Mainland to capture opportunities and expand its market riding on this favourable trend.

New Tech Businesses

Following its successful listing in July 2002, CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") reported an operating profit in the fourth quarter of 2002, earlier than the industry norm, and made visible progress in areas of research and development, and market expansion. The eco-fertiliser NutriSmart™ recorded multiple sales growth following its successful production and continuing expansion in distribution. Research on nutraceutical and pharmaceutical products showed better-than-expected results, and is expected to make significant strides between 2003 and 2004. The prospects for CK Life Sciences are promising. Its strong scientific base and robust financials will put CK Life Sciences in an enviable position to develop into a global life sciences company.

Various new tech and high tech projects of the Group, such as e-commerce, Internet access services and information-related businesses, are progressing well and they are poised to contribute their potential for generating good returns. The Group will continue to invest selectively in new tech projects which have the potential for long term profitability and value creation, strengthening further its established position in this knowledge-based era.

The Group will continue to invest selectively in new tech projects which have the potential for long term profitability and value creation.

To create shareholder value by diversification and globalisation continues to be our shared vision.

Pursue Diversification to Create Better Value

To create shareholder value by diversification and globalisation continues to be a shared vision among companies within the Cheung Kong Group. All the businesses of Hutchison Whampoa Limited ("Hutchison Whampoa") have performed well during the year. 3G telecommunications services, a focal point of market attention, were formally launched in Europe this March and the initial market response has been good. The expenditure for the 3G operations has been strictly controlled and is well within the budget. As about 100% of the license costs and approximately 70% of the capital expenditure required for starting up the 3G business will have been incurred by the end of 2003, no significant further expense is expected after 2003 and the total costs will be lower than expected. Good progress has been recorded for all other core businesses of Hutchison Whampoa with positive cash flow and ample liquidity. Its strong financial strength and cash-rich position will enable Hutchison Whampoa to pursue its global initiatives, with quality assets and businesses continuing to expand around the world. As most of its operations continue to grow steadily and become increasingly mature, Hutchison Whampoa is poised to enter a new harvesting stage in its overall development.

Guided by the globalisation initiatives, Cheung Kong Infrastructure Holdings Limited ("CKI") actively expanded its quality businesses worldwide during the year. Given its sound financial position, and reputation and experience earned in developing and operating international infrastructure projects, CKI is in a unique position to venture to new heights in the global infrastructure market. Hongkong Electric Holdings Limited ("Hongkong Electric") maintained a steady growth in profit performance for last year, while those investments it made with CKI in Australia continued to perform well. Hongkong Electric plans to continue to invest in countries and in segments of the market that offer acceptable risk levels and sound margins.

Enhance Financial Prudence and Corporate Governance

In the rapidly changing environment of a global and knowledge-based economy, it is imperative for the top management to develop a macro global perspective. Management must also understand their own organisation as well as those of the others, and be innovative and decisive in order to stay ahead in the competitive race.

The Group's well-established structure and effective policies in the management of finance, organisation and human resources have been the cornerstone of its continuing growth. It has overcome challenges and seized opportunities under varying market conditions over the years. This is attributable to the Group's financial prudence that ensures its solid financials, and its corporate culture integrating a western-style management system with Chinese philosophical thinking that provides the Group with greater stability, flexibility and vitality. As part of the Group's commitment to protect the shareholders' interest, all decisions are made to enhance shareholder value, and in compliance with high standards of corporate governance practices.

All decisions are made to enhance shareholder value, and in compliance with high standards of corporate governance practices.

Capture New Opportunities for Further Growth

The global economy is expected to continue to be volatile, given the slowing economy in the United States, and the military situation in the Middle East. While Hong Kong will still face significant economic uncertainties in the near future, we expect that the global economy will be able to stabilise in the long run, and we are confident about the long term economic prospects for Hong Kong. The Mainland is known to be a nation with the largest population and the greatest potential for economic growth, as evidenced by its continuous annual growth rate of 7% or above. The Mainland's manufacturing industry is particularly competitive in the global market. Its robust growth is set to boost demand for the finance and service industries, leading to many opportunities for Hong Kong.

The Cheung Kong Group will continue to pursue quality investments in Hong Kong, and further enhance its global presence and competitiveness.

As a trading platform between the Mainland and foreign countries, Hong Kong boasts many advantages and some of its major industries remain uniquely competitive. The SAR Government's policy to forge a closer economic partnership with the Pearl River Delta will provide development opportunities for most industries in Hong Kong. Hong Kong people should be able to turn the present challenges into opportunities and ultimately revitalise the local economy, provided that they remain confident, maintain an enterprising spirit and are optimistic about Hong Kong's long term future.

The Cheung Kong Group will continue with its policy to pursue quality investments in Hong Kong, and further enhance its global presence and competitiveness underpinned by the strategic investments made by Hutchison Whampoa in 41 countries around the world. It will further expand its quality businesses with new investments both locally and globally. We are fully confident about the future of the Group, and see promising prospects for its overall growth. All our core businesses and new operations will continue to grow steadily, and investments outside of Hong Kong will expand more rapidly, providing an even stronger foundation for the Group to excel and thrive.

Forge Ahead with Our Dedicated Talents

Our excellent management team and diligent employees worldwide are a significant asset of the Group and a major force supporting its solid growth. We take this opportunity to extend our thanks to our colleagues on the Board and the staff members of the Group for their hard work, loyal service and continuing support during the year.

Li Ka-shing
Chairman

Li Tzar Kuoi, Victor
Managing Director

Hong Kong, 20th March, 2003

| BUSINESS REVIEW |

Major Business Activities

The following are important events that took place during 2002:

1. **Developments completed during 2002:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Caribbean Coast Monterey Cove	Tung Chung Town Lot No. 5	121,400	Joint Venture
Horizon Suite Hotel	Sha Tin Town Lot No. 461	56,000	51%
The Metropolis Residence	Kowloon Inland Lot No. 11077	35,030	Joint Venture
Nob Hill	Kwai Chung Town Lot No. 474	52,040	50%
Queen's Terrace Tower 3	The Remaining Portion of Inland Lot No. 8897	17,840	Joint Venture
The Victoria Towers	The Remaining Portion of Kowloon Inland Lot No. 11086	96,530	42.5%
Oriental Plaza Phase III Office Building and Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District, Beijing	83,000	33.3775%
Royal Garden Block 1, Phase 1A	San Fang Qi Xiang, Fuzhou	26,600	89%
Sheraton Shenyang Lido Hotel	Shenyang	82,000	99%
Horizon Cove Phases 1 and 2	Zhuhai	119,100	50%
Laguna Verona Phase B, Stages 1 and 2	Dongguan	19,400	47%

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Le Parc (Huangpu Yayuan) Phase 2	Futian, Shenzhen	104,900	50%
Pacific Plaza Phase 2	Qingdao	24,200	15%
Seasons Villas Phase 5	Pudong Huamu, Shanghai	14,600	50%
Belgravia Place	London, the United Kingdom	2,130	42.5%

2. **Developments in Progress and Scheduled for Completion in 2003:**

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Banyan Garden Phase 1	New Kowloon Inland Lot No. 6320	72,720	Joint Venture
Hampton Place	Kowloon Inland Lot No. 11107	52,070	100%
One Beacon Hill	New Kowloon Inland Lot No. 6277	72,480	100%
Princeton Tower	The Remaining Portions of Inland Lots Nos. 3999-4005	9,060	100%
Queen's Terrace Towers 1 and 2	The Remaining Portion of Inland Lot No. 8897	43,130	Joint Venture
Vianni Cove	Tin Shui Wai Town Lot No. 27	74,500	60%
A site at Shek Kong, Kam Tin	Lot No. 815 in D.D. 110	10,320	100%

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
A site at Tsing Yi	Tsing Yi Town Lot No. 140	155,200	30%
Oriental Plaza Phase IV Serviced Apartments	No. 1 East Chang An Ave. Dong Cheng District, Beijing	47,000	33.3775%
Dynasty Garden	Baoan, Shenzhen	68,700	50%
Jiangbei	Chongqing	34,590	50%
Laguna Verona Phase B, Stages 3 to 6	Dongguan	63,450	47%
Le Parc (Huangpu Yayuan) Phases 3 and 4	Futian, Shenzhen	191,790	50%
Panyu Dashi	Guangzhou	114,680	50%
Regency Park	Pudong Huamu, Shanghai	69,080	31%
Seasons Villas Phases 4A, 6, 6A & 6B	Pudong Huamu, Shanghai	22,670	50%
The Summit and The Center	Xuhui, Shanghai	148,650	50%
Costa del Sol	Bayshore Road, Singapore	138,950	76%
Albion Riverside	London, the United Kingdom	36,680	45%

3. New Acquisitions and Joint Developments and Other Major Events:

(1) In May 2002, a modification letter was executed by an associated company in which the Group has a 30% interest with the Government in relation to the lease modification of Tsing Yi Town Lot No. 140, Tsing Yi for construction of serviced apartments and a hotel. The site area is approximately 24,900 sq. m. and the total developable gross floor area is about 155,200 sq. m.

(2) In May 2002, an associated company in which the Group has a 50% interest was awarded the tender for the hotel, shopping arcade and office towers of The Metropolis at Hung Hom. The hotel has commenced operations in June 2002.

(3) In June 2002, the Group executed the land grant with the Government in respect of Kwai Chung Town Lot No. 467, 29-51 Wo Yi Hop Road, Kwai Chung. The site has an area of approximately 7,800 sq. m. and is planned for a composite development of serviced apartments and hotel which comprises a total developable gross floor area of about 74,300 sq. m.

(4) In June 2002, the Group entered into a sale and purchase agreement for the acquisition of a 25% interest in each of two property holding companies which hold certain commercial units and car parking spaces at City One Shatin, Sha Tin and Waldorf Garden, Tuen Mun respectively. These commercial units and car parking spaces are currently for lease.

(5) In July 2002, a 98.47% owned subsidiary of the Group executed the land grant with the Government in respect of Tin Shui Wai Town Lot No. 24, Tin Shui Wai, Yuen Long. With an area of approximately 32,800 sq. m., the site is designated for a mainly residential development with a total developable gross floor area of about 168,200 sq. m.

(6) In July 2002, the spin-off and separate listing of the shares of the Group's subsidiary CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was successfully completed. The shares of CK Life Sciences were listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited on 16th July, 2002 and CK Life Sciences has become the largest listed company on the GEM Board in terms of market capitalisation.

(7) In November 2002, a 80% owned subsidiary of the Group entered into a development agreement with MTR Corporation Limited for a development at Tiu Keng Leng Station along the Tseung Kwan O Line. With an area of approximately 32,300 sq. m., the site is designated for a residential and commercial development estimated to have a total developable gross floor area of about 253,700 sq. m. Phase 1 of the project comprises an estimated developable gross floor area of about 123,400 sq. m. and is scheduled for completion in 2005. The remaining portion comprising an estimated developable gross floor area of about 130,300 sq. m. is under planning.

(8) In December 2002, a wholly owned subsidiary of the Group acquired The Household Center and certain car parking spaces at Nob Hill, Lai King Hill Road, Kwai Chung, which are currently for lease.

(9) Lease modification for the agricultural land in D.D. 109 and D.D. 110, Yuen Long is in progress. The site has a total area of about 46,900 sq. m. and is planned for residential purposes.

(10) During the year under review, the Group continued to acquire agricultural land with potential for development. Some of these sites are under varying stages of design and planning applications.

(11) The Group's property projects in the Mainland are on schedule, both for sale and leasing.

Property Sales

Turnover of property sales for the year, including share of property sales of jointly controlled entities, was HK$7,638 million (2001 – HK$6,212 million), an increase of HK$1,426 million when compared to last year, and comprised mainly the sale of residential units at Laguna Verde, Harbourfront Landmark, Nob Hill, The Victoria Towers, Queen's Terrace, Monterey Cove of Caribbean Coast in Hong Kong and Le Parc Phase 2 in the Mainland. Nob Hill, The Victoria Towers, Queen's Terrace, Monterey Cove of Caribbean Coast and Le Parc Phase 2 were completed during the year and over 85% of the residential units were sold before the year end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$635 million (2001 – HK$1,896 million), a decrease of HK$1,261 million when compared to last year. While property sales at Laguna Verde, Nob Hill, The Victoria Towers and Le Parc Phase 2 contributed to group profit for the year, the overall results from property sales were affected by lack of contribution from Harbourfront Landmark, Queen's Terrace and Caribbean Coast.

Contribution from property sales for 2003 will come from the sale of residential units at Banyan Garden Phase 1, One Beacon Hill and Vianni Cove in Hong Kong and certain projects in the Mainland, Singapore and the United Kingdom, all of which will be completed in 2003. During the year, residential units at Banyan Garden and various other projects were offered for presale. Responses have been satisfactory and over 90% of the residential units at Banyan Garden Phase 1 have been presold up to the year end date.

Property Rental

Turnover of property rental for the year was HK$806 million (2001 – HK$746 million), an increase of HK$60 million when compared to last year mainly as a result of accounting for the turnover of Kingswood Ginza, previously owned by a jointly controlled entity which became a subsidiary during the year. Three major investment properties of the Group, namely The Center, Kingswood Ginza and Ma On Shan Plaza, accounted for approximately 57% of the turnover of property rental for the year and the average occupancy rate during the year for the three investment properties was above 80% despite a gloomy local economy.

Contribution from property rental, including share of results of jointly controlled entities and unlisted associates, was HK$816 million (2001 – HK$681 million), an increase of HK$135 million when compared to last year. During the year, the Group expanded the investment property portfolio by acquiring a further 25% interest in the office towers and shopping arcade of The Metropolis at Hung Hom, a further 25% interest in certain commercial units of City One at Sha Tin and Waldorf Garden at Tuen Mun, and a further 50% interest in The Household Center at Kwai Chung. Contribution from property rental will continue to grow in 2003.

Due to a decline in commercial property prices in Hong Kong during the year, the Group's investment property portfolio recorded an investment property revaluation deficit of HK$825 million based on professional valuation at the year end date.

Hotels and Serviced Suites

Turnover of hotels and serviced suites for the year was HK$391 million (2001 – HK$269 million), an increase of HK$122 million when compared to last year mainly as a result of accounting for the turnover of Harbour Plaza Resort City, previously owned by a jointly controlled entity which became a subsidiary during the year.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities and unlisted associates, was HK$52 million (2001 – HK$52 million), the same as last year. During the year, the Sheraton Shenyang Lido Hotel in the Mainland had its soft opening and the development of Horizon Suite Hotel in Hong Kong was completed for operation. The Group also acquired a further 25% interest in the Harbour Plaza Metropolis at Hung Hom which commenced operations in the second half of 2002 and achieved a satisfactory occupancy rate. These hotels were in their first year of operation and their results will improve in the coming years.

The outlook for the tourism industry in Hong Kong is encouraging and the contribution from hotels and serviced suites for 2003 should improve.

Property and Project Management

Turnover of property and project management for the year was HK$287 million (2001 – HK$259 million), an increase of HK$28 million when compared to last year. Contribution from property and project management, including share of results of jointly controlled entities and unlisted associates, was HK$80 million (2001 – HK$69 million), an increase of HK$11 million when compared to last year.

While the contribution from property management is not significant, the Group is committed to providing top quality services to properties under our management. At the year end date, total floor area under the Group's property management was approximately 64 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the coming years.

Major Associates

The associated Hutchison Whampoa Group recorded consolidated profit after tax for the year of HK$14,288 million (2001 (restated) – HK$11,980 million). The Hutchison Whampoa Group remained the major profit contributor to the Group, with all of its core businesses continuing to perform well in a very competitive world economic environment.

In July 2002, CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") was listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited through a placing and public offer of new shares. As a result, the Group recognised a profit of HK$1,001 million on the spin-off of CK Life Sciences. After the spin-off, the Group holds approximately 44% of the issued share capital of CK Life Sciences and CK Life Sciences becomes an associate of the Group.

| FINANCIAL REVIEW |

Liquidity and Financing

During the year, the Group issued notes in the total amount of HK$1,460 million with three to five year terms and redeemed notes in the amount of HK$1,250 million due February this year. At the year end date, outstanding bonds and notes issued by the Group amounted to HK$9.1 billion.

Together with bank loans of HK$12.8 billion, the Group's total borrowings at the year end date were HK$21.9 billion, a decrease of HK$2.5 billion from last year end date, and the maturity profile spread over a period of eight years with HK$2.6 billion repayable within one year, HK$17.1 billion within two to five years and HK$2.2 billion within six to eight years.

The Group continued to maintain a low gearing ratio, calculated on the basis of the Group's net borrowings (after deducting cash and bank balances of HK$2.2 billion) over shareholders' funds, at 11.5% (2001 – 13.8%) at the year end date.

With cash and marketable securities in hand as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the year end date, approximately 94% of the Group's borrowings was in HK$, with the balance in US$, SGD and RMB mainly for the purpose of financing projects outside Hong Kong. While the Group derives its revenue and maintains cash balances mainly in HK$, it ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. For the fixed rate bonds and notes issued by the Group, interest rate swaps arrangements have been in place to convert the rates to floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used in the Group's management of exposure to interest rate and exchange rate fluctuations.

Charges on Assets

At the year end date, certain assets of the Group with aggregate carrying value of HK$852 million (2001 – HK$1,133 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

Contingent Liabilities

At the year end date, the Group's contingent liabilities were as follows:

(a) share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to HK$4,582 million;

(b) guarantees provided for bank loans utilised by jointly controlled entities and affiliated companies amounted to HK$3,007 million (2001 – HK$2,666 million) and HK$25 million (2001 – HK$58 million) respectively;

(c) guarantee provided for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity amounted to HK$100 million (2001 – HK$100 million).

Employees

At the year end date, the Group employed approximately 5,900 employees for its principal businesses. Such employees' cost (excluding directors' emoluments) amounted to approximately HK$1,037 million for the year. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Directors' Biographical Information

LI Ka-shing, KBE, GBM, aged 74, is the founder of the Company. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. Mr. Li has also been the Chairman of Hutchison Whampoa Limited since 1981. He has been engaged in many major commercial developments in Hong Kong for more than 50 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser and the Preparatory Committee for the Hong Kong Special Administrative Region. He is also an Honorary Citizen of Beijing, Shantou, Guangzhou, Shenzhen, Nanhai, Foshan, Chaozhou, Zhuhai and Winnipeg, Canada respectively. Mr. Li is a keen supporter of community service organisations, and has served as honorary chairman of many such groups over the years. Mr. Li has received Honorary Doctorates from Beijing University, University of Hong Kong, Hong Kong University of Science and Technology, Chinese University of Hong Kong, City University of Hong Kong, Open University of Hong Kong, University of Calgary in Canada and Cambridge University in the United Kingdom. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company.

LI Tzar Kuoi, Victor, aged 38, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. He is also the Chairman of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison Whampoa Limited, an Executive Director of Hongkong Electric Holdings Limited, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li is a member of the 9th Chinese People's Political Consultative Conference ("CPPCC") and a member of the Standing Committee of the 10th CPPCC. He is also a member of the Commission on Strategic Development and the Business Advisory Group for the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

George Colin MAGNUS, OBE, aged 67, has been an Executive Director since 1980 and Deputy Chairman since 1985. He is also the Chairman of Hongkong Electric Holdings Limited, Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and an Executive Director of Hutchison Whampoa Limited. He holds a Master's degree in Economics.

KAM Hing Lam, aged 56, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, the President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc., and an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration.

CHUNG Sun Keung, Davy, aged 52, has been an Executive Director since 1993. He is a Registered Architect.

IP Tak Chuen, Edmond, aged 50, has been an Executive Director since 1993. He is also Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Senior Vice President and Chief Investment Officer of CK Life Sciences Int'l., (Holdings) Inc., and a Non-executive Director of TOM.COM LIMITED. He holds a Bachelor of Arts degree in Economics and a Master of Science degree in Business Administration.

PAU Yee Wan, Ezra, aged 47, joined the Cheung Kong Group in 1982 and has been an Executive Director since 1993.

WOO Chia Ching, Grace, aged 46, joined the Cheung Kong Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A.

CHIU Kwok Hung, Justin, aged 52, joined the Cheung Kong Group in 1997 and has been an Executive Director since 2000. He is a member of the Shanghai Committee of the Chinese People's Political Consultative Conference. He holds Bachelor degrees in Sociology and Economics and is a Fellow of Hong Kong Institute of Real Estate Administration.

LEUNG Siu Hon, aged 71, has been a Director since 1984. He holds a B.A. Law (Honors) (Southampton) degree and has been awarded the Honorary degree of Doctor of Laws by the University of Southampton in July 2001. Mr. Leung is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is presently a consultant of Messrs. S.H. Leung and Co., Solicitors.

FOK Kin-ning, Canning, aged 51, has been a Director since 1985. Mr. Fok is currently the Group Managing Director of Hutchison Whampoa Limited and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also the Chairman of Hutchison Telecommunications (Australia) Limited, Hutchison Harbour Ring Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Frank John SIXT, aged 51, has been a Director since 1991. He is the Chairman of TOM.COM LIMITED, the Group Finance Director of Hutchison Whampoa Limited, and an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW Kun Chee, Roland, aged 65, has been a Director since 1993. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and is a consultant of Messrs. Herbert Tsoi and Partners, Solicitors. He holds a Master of Laws degree from the University of London.

WONG Yick-ming, Rosanna, DBE, JP, aged 50, has been a Director since 2001. She holds a Doctor of Philosophy degree in Sociology from the University of California (Davis), U.S.A. and has been awarded Honorary Doctorates from Chinese University of Hong Kong, Hong Kong Polytechnic University, The University of Hong Kong and University of Toronto in Canada. She is currently a member of the National Committee of the Chinese People's Political Consultative Conference and the Chairman of the Education Commission of the Hong Kong Special Administrative Region. She is also the Executive Director of the Hong Kong Federation of Youth Groups and a Director of The Hongkong and Shanghai Banking Corporation Limited.

HUNG Siu-lin, Katherine, aged 55, joined the Cheung Kong Group in March 1972 and acted as an Executive Director from 1985 to August 2000. She has been a Non-executive Director since September 2000.

YEH Yuan Chang, Anthony, aged 79, has been a Director since 1993. He holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited.

CHOW Nin Mow, Albert, aged 53, has been a Director since 1983. He is the Chairman and Managing Director of Wah Yip (Holdings) Limited.

Simon MURRAY, CBE, aged 63, has been a Director since 1993. He is currently the Chairman of General Enterprise Management Services Limited, a private equity fund management company sponsored by Simon Murray And Associates. He is also a director of a number of public companies including Hutchison Whampoa Limited and Orient Overseas (International) Limited.

KWOK Tun-li, Stanley, aged 76, has been a Director since 1989. He holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, CTC Bank of Canada, Husky Energy Inc. and Stanley Kwok Consultants Inc.



Hampton Place

Development

Vianni Cove

The Victoria Towers





New benchmarks in quality living

Harbourfront Landmark



The Group's reputation in property development is rooted in its commitment to improve the quality of life, and has been built up from years of delivering innovative and high-quality projects to satisfy residents.

One Beacon Hill



Report of the Directors

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st December, 2002.

| PRINCIPAL ACTIVITIES |

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, property and project management, hotel and serviced suite operation and investment in securities.

| RESULTS AND DIVIDENDS |

Results of the Group for the year ended 31st December, 2002 are set out in the consolidated profit and loss account on page 52.

The Directors recommend the payment of a final dividend of HK$1.22 per share which, together with the interim dividend of HK$0.38 per share paid on 18th October, 2002, makes a total dividend of HK$1.60 per share for the year.

| FIXED ASSETS |

Movements in fixed assets during the year are set out in note (8) to the financial statements.

| RESERVES |

Movements in reserves during the year are set out in note (19) to the financial statements.

| GROUP FINANCIAL SUMMARY |

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

| PROPERTIES |

Particulars of major properties held by the Group are set out on pages 46 to 49.

| DIRECTORS |

The Directors of the Company are listed on page 96. The Directors' biographical information is set out on pages 24 to 27.

In accordance with the Company's Articles of Association, the Directors of the Company (including Non-executive Directors) retire in every year by rotation. Mr. George Colin Magnus, Mr. Kam Hing Lam, Mr. Fok Kin-ning, Canning, Mr. Frank John Sixt, Ms. Hung Siu-lin, Katherine and Mr. Kwok Tun-li, Stanley retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

| DIRECTORS' INTERESTS |

As at 31st December, 2002, the interests of the Directors in the shares or debentures of the Company and its associated corporations as required to be recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

1. Interests in the Company

Name of Director	**Number of Ordinary Shares**				
	Personal Interest	**Family Interest**	**Corporate Interest**	**Other Interest**	**Total**
Li Ka-shing	–	–	84,680,338 (Note 1)	771,705,406 (Note 2)	856,385,744
Li Tzar Kuoi, Victor	220,000	100,000	579,000 (Note 4)	771,705,406 (Note 2)	772,604,406
George Colin Magnus	56,000	10,000	–	184,000 (Note 5)	250,000
Kam Hing Lam	10,000	–	–	–	10,000
Leung Siu Hon	635,500	64,500	–	–	700,000
Chow Kun Chee, Roland	65,600	–	–	–	65,600
Hung Siu-lin, Katherine	20,000	–	–	–	20,000
Yeh Yuan Chang, Anthony	–	384,000	–	–	384,000

2. **Interests in Associated Corporations**

Hutchison Whampoa Limited

Name of Director	Number of Ordinary Shares Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	1,026,000 (Note 1)	2,140,672,773 (Note 3)	2,141,698,773
Li Tzar Kuoi, Victor	–	–	1,086,770 (Note 4)	2,140,672,773 (Note 3)	2,141,759,543
George Colin Magnus	990,100	9,900	–	–	1,000,000
Kam Hing Lam	60,000	–	–	–	60,000
Leung Siu Hon	11,000	28,600	–	–	39,600
Fok Kin-ning, Canning	–	–	2,010,875 (Note 8)	–	2,010,875
Frank John Sixt	50,000	–	–	–	50,000
Chow Kun Chee, Roland	49,931	–	–	–	49,931
Hung Siu-lin, Katherine	34,000	–	–	–	34,000
Yeh Yuan Chang, Anthony	–	100,000	–	–	100,000
Chow Nin Mow, Albert	97	–	–	–	97
Simon Murray	25,000	–	–	17,000 (Note 9)	42,000

Cheung Kong Infrastructure Holdings Limited

Name of Director	Number of Ordinary Shares Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Li Tzar Kuoi, Victor	–	–	–	1,912,109,945 (Note 6)	1,912,109,945
Kam Hing Lam	100,000	–	–	–	100,000

CK Life Sciences Int'l., (Holdings) Inc.

Name of Director	Number of Ordinary Shares Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Li Ka-shing	–	–	1,880,005,715 (Note 1)	2,820,008,571 (Note 7)	4,700,014,286
Li Tzar Kuoi, Victor	1,500,000	–	–	2,820,008,571 (Note 7)	2,821,508,571
George Colin Magnus	502,240	400	–	7,360 (Note 5)	510,000
Kam Hing Lam	–	4,150,000	–	–	4,150,000
Chung Sun Keung, Davy	250,000	–	–	–	250,000
Ip Tak Chuen, Edmond	1,500,000	–	–	–	1,500,000
Pau Yee Wan, Ezra	600,000	–	–	–	600,000
Woo Chia Ching, Grace	750,000	–	–	–	750,000
Leung Siu Hon	525,420	2,000	1,980 (Note 10)	–	529,400

Name of Director	Number of Ordinary Shares				
	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Fok Kin-ning, Canning	–	–	1,000,000 (Note 8)	–	1,000,000
Frank John Sixt	600,000	–	–	–	600,000
Chow Kun Chee, Roland	602,624	–	–	–	602,624
Hung Siu-lin, Katherine	6,000	–	–	–	6,000
Yeh Yuan Chang, Anthony	500,000	–	–	–	500,000
Kwok Tun-li, Stanley	–	200,000	–	–	200,000

Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, by virtue of their interests in the share capital of the Company as described in Note (2) and as Directors of the Company are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SDI Ordinance.

Also by virtue of their interests as discretionary beneficiaries of certain discretionary trusts as described in Note (2) and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the shares of the following subsidiaries of the Company held by Li Ka-Shing Unity Trustee Company Limited (and companies it controls) as trustee of The Li Ka-Shing Unity Trust:

Subsidiary	Number of Ordinary Shares
Beautiland Company Limited	15,000,000
Jabrin Limited	2,000
Kobert Limited	75
Tsing-Yi Realty, Limited	945,000

As at 31st December, 2002, Mr. Li Ka-shing is also deemed to be interested in 4 shares of Tosbo Limited, a subsidiary of the Company, by virtue of his interest through his private companies.

Notes:

(1) Such shares are held by certain companies in which Mr. Li Ka-shing is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(2) The two references to 771,705,406 shares relate to the same block of shares in the Company. Such shares are held by Li Ka-Shing Unity Trustee Company Limited ("TUT") as trustee of The Li Ka-Shing Unity Trust (the "LKS Unity Trust") and by companies controlled by TUT as trustee of the LKS Unity Trust. All issued and outstanding units in the LKS Unity Trust are held by Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and by another discretionary trust. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of TUT and of the trustees of the aforementioned discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited. Mr. Li Ka-shing owns more than one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited and accordingly is taken to be interested in the 771,705,406 shares in the Company under the SDI Ordinance.

(3) The two references to 2,140,672,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note (2) as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard; and

(b) 10,470,000 shares held by a unit trust and a company controlled by such unit trust. All issued and outstanding units of such unit trust are held by discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

More than one-third of the issued share capital of the trustees of the aforementioned unit trust and discretionary trusts are owned by Li Ka-Shing Castle Holdings Limited in which Mr. Li Ka-shing owns more than one-third of its issued share capital and accordingly, Mr. Li Ka-shing is taken to be interested in the 10,470,000 shares in HWL under the SDI Ordinance.

(4) Such shares are held by certain companies in which Mr. Li Tzar Kuoi, Victor is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor by virtue of their deemed interest in the shares of the Company as discretionary beneficiaries of certain discretionary trusts as described in Note (2) above, are deemed to be interested in such shares of CKI held by the subsidiary of HWL; and

(b) 3,603,000 shares held by Pennywise Investments Limited ("Pennywise") and 1,825,000 shares held by Triumphant Investments Limited ("Triumphant"). Pennywise and Triumphant are companies controlled by TUT as trustee of the LKS Unity Trust. Mr. Li Tzar Kuoi, Victor is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his interests as discretionary beneficiary of certain discretionary trusts as described in Note (2) above and as a Director of CKI. Mr. Li Ka-shing is deemed to be interested in such shares of CKI held by Pennywise and Triumphant by virtue of his deemed interest in TUT and the trustees of those discretionary trusts as described in Note (2) above.

(7) The two references to 2,820,008,571 shares in CK Life Sciences Int'l., (Holdings) Inc. relate to the same block of shares which are held by a subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are deemed to be interested in such shares by virtue of their interests in the shares of the Company as described in Note (2) above as, inter alia, discretionary beneficiaries of certain discretionary trusts. The discretionary beneficiaries of such discretionary trusts are, inter alia, Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

(8) Such shares are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(9) Such interests are held by an offshore family trust fund under which Mr. Simon Murray is a discretionary beneficiary.

(10) Such interests are held by a company which is wholly owned by Mr. Leung Siu Hon and his wife.

(11) Effective 1st April, 2003, each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited and of Li Ka-Shing Castle Holdings Limited, and the discretionary beneficiaries of each of those discretionary trusts referred to in Notes (2) and (3)(b) above are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and two daughters, and Mr. Li Tzar Kai, Richard.

As at 31st December, 2002, Mr. Li Tzar Kuoi, Victor had a corporate interest in a notional amount of US$7,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such Notes are held through a company in which he is entitled to control one-third or more of the voting rights at its general meetings.

As at 31st December, 2002, Mr. Fok Kin-ning, Canning had a personal interest in 100,000 ordinary shares in Hutchison Telecommunications (Australia) Limited ("HTAL") and 134,000 5.5% Unsecured Convertible Notes due 2007 issued by HTAL, and corporate interests in (a) 5,000,000 ordinary shares in Hutchison Harbour Ring Limited, (b) 1,000,000 ordinary shares in HTAL, (c) 1,340,001 5.5% Unsecured Convertible Notes due 2007 issued by HTAL and (d) a notional amount of US$30,000,000 in the 7% Notes due 2011 issued by Hutchison Whampoa International (01/11) Limited. Such corporate interests are held through a company which is equally owned by him and his wife.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Apart from the above, as at 31st December, 2002 there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director had a material interest subsisted at the balance sheet date or at any time during the year.

None of the Directors has any service contract with the Company or any of its subsidiaries.

| SUBSTANTIAL SHAREHOLDERS |

As at 31st December, 2002, the register required to be kept under Section 16(1) of the SDI Ordinance showed that, in addition to the interests disclosed above in respect of the Directors, the Company has been notified by Li Ka-Shing Unity Holdings Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust that each of them is taken to have an interest under the SDI Ordinance in the same 771,705,406 shares of the Company as described in Note (2) above.

| CONNECTED TRANSACTIONS |

(1) On 29th June, 2002, the Group entered into a sale and purchase agreement with, among others, Sun Hung Kai Properties Limited ("SHK") and its wholly owned subsidiary (the "SHK Group") for the acquisition (the "Acquisition") from the SHK Group of 25% of the entire issued share capital of, and the benefit of the shareholders' loan and debt that may be due by, Mightypattern Limited and Waldorf Realty Limited respectively. As SHK, through its wholly owned subsidiary, owns 40% of the entire issued share capital of a 60% owned indirect subsidiary of the Company, the Acquisition constituted a connected transaction for the Company under Rule 14.25(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

(2) On 6th November, 2002, the Company issued a letter of support (the "Letter of Support") to the Broadcasting Authority with respect to the provision of 50% financial support to Metro Broadcast Corporation Limited, which is owned as to 50% by the Company and 50% by Hutchison Whampoa Limited. The Letter of Support constituted a connected transaction for the Company under the Listing Rules.

(3) On 12th November, 2002, the Company entered into a deed of guarantee ("Guarantee") in favour of MTR Corporation Limited ("MTRC") in respect of the due performance and observance by Union Ford Investments Limited ("Union Ford"), a 80% owned subsidiary of the Group, under a development agreement entered into with MTRC. The shareholder of the remaining 20% of Union Ford had provided a counter indemnity to the Company in respect of its 20% interest in Union Ford. The Guarantee constituted a connected transaction for the Company under Rule 14.25(2)(a) of the Listing Rules.

(4) On 25th February, 2003, the Company agreed to make available a loan ("Loan") for up to US$143 million to Hui Xian (Holdings) Limited and/or its subsidiaries ("Hui Xian") for general corporate purposes. The Loan would be provided on a several basis pro-rated to the respective interests of the Group and Hutchison Whampoa Limited in Hui Xian. The Loan constituted a connected transaction for the Company under Rule 14.25(2)(b) of the Listing Rules.

(5) The Group had provided guarantees ("Guarantees") to companies in respect of which both the Group and Hutchison Whampoa Limited or its wholly owned subsidiaries ("Hutchison") have interests. The Guarantees were provided by the Group and Hutchison on a several basis and pro-rated to their respective interests in the relevant company. Such arrangements constituted or might constitute connected transactions for the Company under Rule 14.25(2)(b) of the Listing Rules.

Date	Name of Company	Guarantee provided by the Group
24th April, 2002	Hutchison Whampoa Properties (Shanghai) Gubei Limited	50% of the obligations under a loan of RMB100 million made available by an independent financial institution.
20th June, 2002	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under a loan of RMB100 million made available by an independent financial institution.
17th July, 2002	Shanghai Xin Hui Property Development Co., Ltd	50% of the obligations under a loan of RMB195.2 million made available by an independent financial institution.
17th July, 2002	Shanghai Hehui Property Development Co., Ltd	50% of the obligations under a loan of RMB1,024.8 million made available by an independent financial institution.
31st July, 2002	Hutchison Enterprises (Chongqing) Co., Ltd.	50% of the obligations under a loan of RMB370 million made available by an independent financial institution.

Date	Name of Company	Guarantee provided by the Group
13th August, 2002	Hutchison Whampoa Properties (Shenzhen) Co., Ltd.	50% of the obligations under a credit facility of RMB1.5 billion made available by an independent financial institution.
24th October, 2002	Hutchison Whampoa Properties (Zhuhai) Co., Ltd.	50% of the obligations under a loan of RMB200 million made available by an independent financial institution.
6th November, 2002	Hutchison Whampoa Properties (Guangzhou Liwan) Limited	50% of the obligations under a loan of RMB400 million made available by an independent financial institution.
12th November, 2002	Hutchison Whampoa Properties (Shanghai) Gubei Limited	50% of the obligations under a loan of RMB400 million made available by an independent financial institution.
12th November, 2002	Shanghai Westgate Mall Co., Ltd.	50% of the obligations under two loans of RMB50 million each made available by an independent financial institution.
31st December, 2002	Shanghai Helian Property Development Co., Ltd	50% of the obligations under a loan of RMB370 million made available by an independent financial institution.

| MAJOR CUSTOMERS AND SUPPLIERS |

During the year, 74% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 30% of the Group's purchases. The Group's turnover attributable to the Group's five largest customers was less than 30%.

For the year ended 31st December, 2002, MTR Corporation Limited ("MTRC"), a company listed on The Stock Exchange of Hong Kong Limited, was one of the Group's five largest suppliers. Mr. Li Ka-shing and Ms. Pau Yee Wan, Ezra, Directors of the Company, or their associates, had interest in MTRC as shareholders. Save as disclosed above, none of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year, the interests of Directors in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (the "Competing Business") as required to be disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were as follows:

1. Core business activities of the Group

(1) Property development and investment.
(2) Property and project management.
(3) Hotel and serviced suite operation.
(4) Investment in securities.
(5) Information technology, e-commerce and new technology.

2. Interests in Competing Business

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Li Ka-shing	Hutchison Whampoa Limited	Chairman	(1), (2), (3), (4) & (5)
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Deputy Chairman	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Chairman	(4) & (5)
George Colin Magnus	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Chairman	(4) & (5)

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Group Managing Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	President and Chief Executive Officer	(4) & (5)
Ip Tak Chuen, Edmond	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Senior Vice President and Chief Investment Officer	(4) & (5)
	TOM.COM LIMITED	Non-executive Director	(4) & (5)
	CATIC International Holdings Limited	Non-executive Director	(1) & (4)
	Excel Technology International Holdings Limited	Non-executive Director	(4) & (5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)
	Shougang Concord International Enterprises Company Limited	Non-executive Director	(1) & (4)
	Town Health International Holdings Company Limited	Non-executive Director *(Resigned on 5th August, 2002)*	(4) & (5)
	Trasy Gold Ex Limited	Non-executive Director	(4) & (5)
Fok Kin-ning, Canning	Hutchison Whampoa Limited	Group Managing Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Deputy Chairman	(4) & (5)
	Hanny Holdings Limited	Non-executive Director	(4) & (5)

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Frank John Sixt	Hutchison Whampoa Limited	Group Finance Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	TOM.COM LIMITED	Chairman	(4) & (5)
Hung Siu-lin, Katherine	The Hong Kong Housing Society	Supervisory Board Member	(1) & (2)
	Hong Kong Young Women's Christian Association	Hotel Management Committee Member	(1), (2) & (3)
Chow Nin Mow, Albert	Wah Yip (Holdings) Limited	Chairman and Managing Director	(1)

Note: Such businesses may be made through subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with businesses of the Group.

| PURCHASE, SALE OR REDEMPTION OF SHARES |

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

| COMMUNITY RELATIONS |

During the year, the Group supported a wide variety of charities and activities beneficial to the community. Donations made by the Group during the year amounted to approximately HK$22,700,000.

| CODE OF BEST PRACTICE |

The Company has complied with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period covered by this annual report.

| AUDIT COMMITTEE |

Pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, an Audit Committee of the Company was established in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Society of Accountants. Regular meetings have been held by the Committee since its establishment and the Committee met twice in 2002.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review and supervision of the Company's financial reporting process and internal controls.

| AUDITORS |

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 20th March, 2003



Metropolitan Plaza, Chongqing

Rental

In step with market trends

Oriental Plaza, Beijing







The Metropolis

The Group's diversified rental properties have earned high recognition for their market responsiveness. Their common features - contemporary designs, advanced facilities and comprehensive services - are strong fundamentals that set them apart.



The Center



Horizon Suite Hotel

Schedule of Major Properties

Dated the 31st day of December, 2002

A. PROPERTIES FOR/UNDER DEVELOPMENT

Location	Lot Number	Group's Interest	Approx. Site Area (sq. m.)
Hong Kong			
Hampton Place, Tai Kok Tsui	K.I.L. 11107	100.0%	6,943
Princeton Tower, Sheung Wan	R.P. of I.L. 3999 - 4005	100.0%	972
A site at Shek Kong, Kam Tin	Lot 815 in D.D. 110	100.0%	25,813
A site at Tsing Yi	T.Y.T.L. 140	30.0%	24,900
One Beacon Hill, Kowloon Tong	N.K.I.L. 6277	100.0%	41,578
Vianni Cove, Tin Shui Wai	T.S.W.T.L. 27	60.0%	14,901
The Cairnhill, Tsuen Wan	T.W.T.L. 395	50.0%	25,630
A site at West Kowloon Reclamation Area	N.K.I.L. 6275	50.0%	16,064
Sky Tower, Kowloon City	K.I.L. 4013, Sec. D & R.P.	40.0%	14,180
A site at Hung Hom Bay	K.I.L. 11110	100.0%	20,364
A site at Hung Hom Bay	K.I.L. 11103	100.0%	9,940
A site at Tai Hang	I.L. 8972	100.0%	7,230
A site at Kwai Chung	K.C.T.L. 467	100.0%	7,825
A site at Tin Shui Wai	T.S.W.T.L. 24	98.5%	32,794
Fung Yuen, Tai Po	Various lots in D.D. 11	100.0%	176,157
A site at Kam Sheung Road, Kam Tin	Various lots in D.D. 106	100.0%	19,870
A site at Yuen Long	Lot 1457 R.P. in D.D. 123 Y.L.	51.3%	799,977
A site at North District	Various lots	100.0%	159,800
Various sites at Yuen Long	Various lots	100.0%	145,816
Various sites at Tai Po	Various lots	100.0%	32,235
A site at Kam Sheung Road, Kam Tin	Various lots	100.0%	47,573
The Mainland			
Le Parc (Huangpu Yayuan), Futian, Shenzhen	–	50.0%	83,139
Seasons Villas, Pudong, Shanghai	–	50.0%	51,054
Jiangbei, Chongqing	–	50.0%	161,963
Oriental Plaza, Beijing	–	33.4%	94,624
The Summit & The Center, Xuhui, Shanghai	–	50.0%	29,709
Dynasty Garden, Baoan, Shenzhen	–	50.0%	79,676
Regency Park, Pudong, Shanghai	–	31.0%	458,643
Panyu Dashi, Guangzhou	–	50.0%	429,315
Laguna Verona, Dongguan	–	47.3%	289,389 1,410,027
Royal Garden, Fuzhou City	–	89.0%	6,156
Gubei, Shanghai	–	50.0%	50,728
Huangsha MTR Station, Guangzhou	–	50.0%	71,281
Horizon Cove, Zhuhai	–	50.0%	268,738
Xuedarenzhuang Village, Beijing	–	35.0%	1,270,998
Overseas			
Costa del Sol, Bayshore Road, Singapore	–	76.0%	39,702
Albion Riverside, London, UK	–	45.0%	12,914
Cairnhill Crest, Singapore	–	50.0%	14,598
One Raffles Quay, Singapore	–	33.3%	15,600
Chelsea Harbour Phase 2, London, UK	–	22.5%	8,903
Lots Road, London, UK	–	22.5%	25,973

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
52,072	Residential/Commercial	Superstructure in progress	August, 2003
9,065	Residential/Commercial	Superstructure in progress	August, 2003
10,325	Residential	Superstructure in progress	October, 2003
46,561	Serviced Apartment/Hotel/Commercial	Superstructure in progress	November, 2003
72,480	Residential	Superstructure in progress	December, 2003
44,703	Residential	Superstructure in progress	December, 2003
38,445	Residential	Superstructure in progress	June, 2004
39,918	Residential/Commercial	Superstructure in progress	July, 2004
32,215	Residential	Superstructure in progress	January, 2005
56,072	Residential/Commercial/Hotel	Superstructure in progress	August, 2004
107,444	Hotel	Foundation work	February, 2005
119,280	Hotel	Foundation work	August, 2005
47,300	Residential	Foundation work	August, 2005
74,340	Serviced Apartment/Hotel/Commercial	Site formation	December, 2005
165,682	Residential/Commercial	Planning	December, 2005
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
95,896	Residential	Superstructure in progress	June, 2003
11,338	Residential	Superstructure in progress	September, 2003
17,296	Residential	Site investigation	November, 2003
18,255	Residential	Planning	February, 2004
15,687	Serviced Apartment	Superstructure in progress	December, 2003
74,326	Residential/Commercial	Superstructure in progress	December, 2003
34,349	Residential	Foundation work	December, 2003
22,900	Residential	Foundation work	June, 2004
21,416	Residential	Site investigation	December, 2003
28,349	Residential/Commercial	Site investigation	December, 2004
57,344	Residential/Commercial	Foundation work	December, 2003
168,387	Residential	Planning	December, 2006
30,013	Residential	Foundation work	December, 2003
115,174	Residential	Planning	–
5,102	Commercial	Planning	–
78,249	Residential/Commercial	Planning	March, 2005
159,997	Residential/Commercial	Planning	March, 2005
134,369	Residential	Planning	June, 2006
266,910	Residential	Site formation	December, 2008
105,607	Residential	Superstructure in progress	June, 2003
16,507	Residential/Commercial	Superstructure in progress	November, 2003
20,438	Residential	Superstructure in progress	December, 2004
49,511	Commercial	Planning	September, 2005
3,361	Residential	Planning	September, 2005
14,440	Residential/Commercial	Planning	–

Dated the 31st day of December, 2002

B. PROPERTIES FOR INVESTMENT/OWN USE

Location	Lot Number	Group's Interest
Hong Kong		
The Center (Portion), Central	–	100.0%
United Centre (Portion), Admiralty	–	100.0%
MLC Millennia Plaza, North Point	I.L. 8885	60.9%
Harbour Plaza North Point	I.L. 8885	60.9%
Kingswood Ginza, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Harbour Plaza Resort City, Tin Shui Wai	T.S.W.T.L. 4	98.5%
The Metropolis, Hung Hom	–	50.0%
Harbour Plaza Metropolis, Hung Hom	–	50.0%
Horizon Suite Hotel at Tolo Harbour, Ma On Shan	S.T.T.L. 461	51.0%
Ma On Shan Plaza, Ma On Shan	–	100.0%
City One Shatin (Portion), Sha Tin	–	50.0%
East Asia Gardens (Portion), Tsuen Wan	–	100.0%
The Household Center, Kwai Chung	–	100.0%
Centre De Laguna, Kwun Tong	–	100.0%
Waldorf Garden (Portion), Tuen Mun	–	50.0%
Jubilee Garden (Portion), Fo Tan	–	94.0%
Modern Warehouse, Kwun Tong	K.T.I.L. 62	100.0%
Prosperity Center (Portion), Kwun Tong	–	100.0%
8 Tung Yuen Street, Yau Tong	Y.T.M.L. 69	100.0%
The Mainland		
Sheraton Shenyang Lido Hotel, Shenyang	–	99.0%
Sheraton Chengdu Lido Hotel, Chengdu	–	70.0%
Harbour Plaza Chongqing	–	50.0%
Metropolitan Plaza, Chongqing	–	50.0%
Oriental Plaza, Beijing	–	33.4%
Westgate Mall, Shanghai	–	30.0%
Seasons Villas, Pudong, Shanghai	–	50.0%

C. PROPERTIES IN WHICH THE GROUP HAS A DEVELOPMENT INTEREST

Location	Lot Number	Approx. Site Area (sq. m.)
Hong Kong		
The Metropolis Residence, Hung Hom	K.I.L. 11077	–
Caribbean Coast, Tung Chung	T.C.T.L. 5	67,901
Queen's Terrace, Sheung Wan	R.P. of I.L. 8897	4,680
Banyan Garden, Cheung Sha Wan	N.K.I.L. 6320	19,473
Tiu Keng Leng Station Development	T.K.O.T.L. 73	32,334

Notes to Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sales, are not included.
2. Properties owned by listed associates are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the sales proceeds/properties after completion or a share of the development profits in accordance with the terms and conditions of the joint development agreements.

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
–	112,728	Commercial	Medium Term Lease
–	3,509	Commercial	Long Lease
–	12,332	Commercial	Medium Term Lease
–	19,410	Hotel	Medium Term Lease
–	45,795	Commercial	Medium Term Lease
–	60,591	Hotel	Medium Term Lease
–	27,163	Commercial	Medium Term Lease
–	21,429	Hotel	Medium Term Lease
8,000	28,560	Hotel	Medium Term Lease
–	29,278	Commercial	Medium Term Lease
–	19,253	Commercial	Medium Term Lease
–	11,478	Commercial	Medium Term Lease
–	9,346	Commercial	Medium Term Lease
–	3,995	Commercial	Medium Term Lease
–	3,755	Commercial	Medium Term Lease
–	2,902	Commercial	Medium Term Lease
1,858	22,296	Industrial/Office	Medium Term Lease
–	16,688	Industrial/Office	Medium Term Lease
2,108	7,170	Godown	Medium Term Lease
14,449	81,180	Hotel	Medium Term Lease
4,615	39,174	Hotel	Medium Term Lease
–	22,425	Hotel	Medium Term Lease
–	70,212	Commercial	Medium Term Lease
–	172,228	Commercial/Hotel/Serviced Apartment	Medium Term Lease
–	30,640	Commercial	Medium Term Lease
–	48,054	Residential	Medium Term Lease

Approx. Floor Area of the Development (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
35,034	Serviced Apartment	Completed	Completed
96,795	Residential/Commercial	Superstructure in progress	June, 2004
122,252	Residential	Foundation work	February, 2005
71,838	Residential	Foundation work	June, 2005
43,139	Residential/Commercial	Interior finishing	February, 2003
72,727	Residential/Commercial	Interior finishing	April, 2003
90,800	Residential/Commercial	Superstructure in progress	April, 2004
123,427	Residential/Commercial	Planning	March, 2005



Costa del Sol, Singapore

Cairnhill Crest, Singapore



Mainland & Overseas

The Summit and The Center, Shanghai



Catered to local needs



Horizon Cove, Zhuhai

The Group has extended its footprint to property markets outside of Hong Kong through many quality projects. These projects are tailor-made to meet the local market needs, and are in line with the Group's tradition of excellence.



Seasons Villas, Shanghai



Albion Riverside,
the United Kingdom

Consolidated Profit and Loss Account

For the year ended 31st December, 2002

	Note	2002 $ Million	2001 (Restated) $ Million
Turnover	(2)	9,122	7,486
Group turnover		2,445	5,660
Investment and other income		1,254	1,368
Operating costs			
Property and related costs		(993)	(2,927)
Salaries and related expenses		(698)	(684)
Interest expenses		(650)	(776)
Other expenses		(311)	(341)
		(2,652)	(4,728)
Share of results of jointly controlled entities		606	587
Provision for property projects		–	(1,500)
Revaluation deficit of investment properties		(825)	–
Profit on spin-off of subsidiaries		1,001	–
Operating profit		1,829	1,387
Share of results of associates	(3)	8,333	7,023
Profit before taxation	(4)	10,162	8,410
Taxation	(5)	(1,338)	(1,195)
Profit after taxation		8,824	7,215
Minority interests		52	22
Profit attributable to shareholders	(6)	8,876	7,237
Dividends			
Interim dividend paid at $0.38 (2001 – $0.38) per share		880	880
Final dividend proposed at $1.22 (2001 – $1.22) per share		2,826	2,826
		3,706	3,706
Earnings per share	(7)	$3.83	$3.12

Consolidated Balance Sheet

As at 31st December, 2002

	Note	2002 $ Million	2001 (Restated) $ Million
Non-current assets			
Fixed assets	(8)	**19,016**	14,841
Associates	(10)	**125,559**	121,736
Jointly controlled entities	(11)	**26,329**	29,407
Investments in securities	(12)	**4,960**	4,364
Long term loans		**542**	465
		176,406	170,813
Current assets			
Investments in securities	(12)	**900**	790
Stock of properties	(13)	**20,177**	21,889
Debtors, deposits and prepayments	(14)	**1,428**	1,443
Bank balances and deposits		**2,156**	1,575
		24,661	25,697
Current liabilities			
Bank and other loans	(15)	**2,618**	5,653
Creditors and accruals	(16)	**3,159**	1,523
Provision for taxation		**525**	542
Net current assets		**18,359**	17,979
Total assets less current liabilities		**194,765**	188,792
Non-current liabilities			
Bank and other loans	(15)	**19,255**	18,728
Deferred taxation	(17)	**3**	3
		19,258	18,731
Minority interests		**4,495**	4,686
Total net assets		**171,012**	165,375
Representing:			
Share capital	(18)	**1,158**	1,158
Share premium		**9,331**	9,331
Reserves	(19)	**2,530**	2,063
Retained profits	(20)	**155,167**	149,997
Proposed final dividend		**2,826**	2,826
Total shareholders' funds		**171,012**	165,375

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Balance Sheet

As at 31st December, 2002

	Note	2002 $ Million	2001 $ Million
Non-current assets			
Fixed assets	(8)	47	41
Subsidiaries	(9)	24,785	21,866
Associates	(10)	553	837
Jointly controlled entities	(11)	1,406	2,852
Investments in securities	(12)	14	14
Long term loans		22	23
		26,827	25,633
Current assets			
Stock of properties	(13)	3	3
Debtors, deposits and prepayments	(14)	64	54
Dividend receivable		1,600	2,490
Bank balances and deposits		226	402
		1,893	2,949
Current liabilities			
Creditors and accruals	(16)	135	134
Net current assets		1,758	2,815
Total assets less current liabilities		28,585	28,448
Non-current liabilities			
Deferred taxation	(17)	–	2
Total net assets		28,585	28,446
Representing:			
Share capital	(18)	1,158	1,158
Share premium		9,331	9,331
Reserves	(19)	616	616
Retained profits	(20)	14,654	14,515
Proposed final dividend		2,826	2,826
Total shareholders' funds		28,585	28,446

Directors

Li Ka-shing

Ip Tak Chuen, Edmond

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2002

	2002 **$ Million**	2001 $ Million
Total shareholders' funds at 1st January, as previously reported	**165,473**	162,144
Prior year adjustment (see note below)	**(98)**	(44)
Total shareholders' funds at 1st January, as restated	**165,375**	162,100
Net profit for the year	**8,876**	7,237
Items recognised in reserves (note 19)		
Exchange gains on translation of financial statements of subsidiaries, jointly controlled entities and associates	**17**	26
Surplus/(deficit) on revaluation of investment properties dealt with in reserves	**450**	(282)
	467	(256)
Dividends paid	**(3,706)**	(3,706)
Total shareholders' funds at 31st December	**171,012**	165,375

Note:

Prior year adjustment represents the Group's share of a prior year adjustment of Hutchison Whampoa Limited as a result of its share of a prior year adjustment of its associate, Husky Energy Inc., which has adopted the recommendations of the Canadian Institute of Chartered Accountants on Foreign Currency Translation. As a result, the profit attributable to shareholders for the year ended 31st December, 2001 was reduced by $54 million and retained profits at 1st January, 2001 and 2002 were reduced by $44 million and $98 million respectively.

Consolidated Cash Flow Statement

For the year ended 31st December, 2002

	Note	2002 $ Million	2001 $ Million
Operating activities			
Cash generated from operations	(a)	2,124	668
Advance to jointly controlled entities		(1,621)	(3,215)
Dividend/repayment from jointly controlled entities		4,134	1,371
Dividend from associates		3,795	3,687
Dividend from investments in securities		55	71
Interest received		393	919
Repayment/(advance) of long term loans		(63)	39
Dividend paid to shareholders		(3,706)	(3,706)
Dividend paid to minorities		(12)	(5)
Profits tax paid		(64)	(262)
Net cash from/(used in) operating activities		5,035	(433)
Investing activities			
Spin-off of subsidiaries	(b)	(22)	–
Increase of interest in subsidiaries		(15)	(20)
Increase of interest in jointly controlled entities		(328)	–
Restructure of interests in jointly controlled entities and associates	(c)	210	–
Advance to jointly controlled entities		(119)	(458)
Advance to associates		(126)	(328)
Purchase of long term investments		(625)	(3,187)
Disposal/redemption of long term investments		242	357
Addition of fixed assets		(654)	(293)
Disposal of fixed assets		4	3
Net cash used in investing activities		(1,433)	(3,926)
Financing activities			
Borrowing of bank and other loans		5,581	11,180
Repayment of bank and other loans		(8,089)	(7,855)
Funding from minorities		407	1,416
Interest paid		(920)	(1,236)
Net cash from/(used in) financing activities		(3,021)	3,505
Net increase/(decrease) in cash and cash equivalents		581	(854)
Cash and cash equivalents at 1st January		1,575	2,429
Cash and cash equivalents at 31st December	(d)	2,156	1,575

Notes:

(a) Cash generated from operations

	2002 $ Million	2001 $ Million
Profit before taxation	**10,162**	8,410
Interest income	**(404)**	(832)
Interest expenses	**650**	776
Dividend income from investments in securities	**(64)**	(74)
Share of results of jointly controlled entities	**(606)**	(587)
Share of results of associates	**(8,333)**	(7,023)
Profit on spin-off of subsidiaries	**(1,001)**	–
Provision for property projects	**–**	1,500
Revaluation deficit of investment properties	**825**	186
(Gain)/loss on long term investments	**(91)**	34
Depreciation	**104**	60
(Increase)/decrease in investments in securities	**(274)**	2,141
Increase in stock of properties	**(2,739)**	(2,121)
Increase/(decrease) in customers' deposits received	**2,679**	(1,162)
Increase in debtors, deposits and prepayments	**(31)**	(634)
Increase/(decrease) in creditors and accruals	**1,236**	(3)
Exchange difference and other items	**11**	(3)
	2,124	668

(b) Spin-off of subsidiaries

During the year, CK Life Sciences Int'l., (Holdings) Inc., a subsidiary, was spin-off and became an associate.

	$ Million
Changes in assets and liabilities	
Decrease in fixed assets	**(211)**
Decrease in debtors, deposits and prepayments	**(157)**
Decrease in bank balances and deposits	**(22)**
Decrease in creditors and accruals	**13**
Decrease in minority interests	**151**
Increase in interest in listed associates	**1,227**
Profit on spin-off of subsidiaries	**1,001**

Net cash outflow in respect of spin-off of subsidiaries	
Decrease in bank balances and deposits	**(22)**

(c) **Restructure of interests in jointly controlled entities and associates**

During the year, the Group increased its interests in jointly controlled entities and associates which became subsidiaries and the transactions were accounted for as follows:

	$ Million
Changes in assets and liabilities	
Increase in fixed assets	2,767
Increase in long term loans	34
Increase in stock of properties	47
Increase in debtors, deposits and prepayments	85
Increase in bank balances and deposits	273
Increase in creditors and accruals	(244)
Increase in minority interests	(22)
Decrease in interest in jointly controlled entities	(2,694)
Decrease in interest in associates	(183)
Cash consideration paid	63
Net cash inflow in respect of restructure of interests in jointly controlled entities and associates	
Increase in bank balances and deposits	273
Less: cash consideration paid	(63)
	210

(d) **Cash and cash equivalents**

	2002 $ Million	2001 $ Million
Bank balances and deposits	2,156	1,575

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements are prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and comply with the Statements of Standard Accounting Practice ("SSAP") in Hong Kong.

In accordance with SSAP 1 (revised) "Presentation of Financial Statements", statement of changes in equity is prepared to replace the statement of recognised gains and losses required in previous years.

In accordance with SSAP 15 (revised) "Cash Flow Statements", the preparation of cash flow statement is modified as required.

Certain comparative figures have been restated to conform with the current year's presentation.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (1)(d) and note (1)(e) below respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries is carried at cost and amortised over its estimated useful life.

(c) Subsidiaries

A subsidiary is a company in which more than 50% of its issued voting capital is held long term by the Group. Investments in subsidiaries are carried at cost less provision for diminution in value where appropriate.

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Where the investment cost in a jointly controlled entity is not expected to be fully recoverable in accordance with the contract terms upon dissolution of the jointly controlled entity at the expiry of the contractual arrangement, the expected shortfall is amortised on a straight line basis over the remaining contractual period.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Jointly controlled entities *(continued)*

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has a long term equity interest of not less than 20% and the Group exercises significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for diminution in value. Goodwill on acquisition of associates is carried at cost and amortised over its estimated useful life.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December, after adjusting, where practicable, for inconsistency with the Group's accounting policies.

(f) Investments in securities

Investments in securities intended to be held on a continuing basis, which are not investments in subsidiaries, jointly controlled entities or associates, are classified as investment securities and are carried at cost less provision for diminution in value where appropriate. Results of these investments are included in the profit and loss account only to the extent of dividends and interests received and receivable.

Other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the profit and loss account.

(g) Fixed assets

Fixed assets, other than investment properties and hotel and serviced suite properties, are stated at cost or valuation less depreciation or provision for diminution in value where appropriate.

Investment properties, which are held for rental, are stated at their open market values at the year end date under fixed assets. Annual valuations are undertaken by independent professional valuers. Increases in valuations are credited to investment property revaluation reserve whereas decreases in valuations are firstly set off against revaluation reserve and thereafter charged to the profit and loss account. When revalued investment properties are sold, the relevant revaluation surplus or deficit is transferred to the profit and loss account.

Hotel and serviced suite properties, which are held for operation, are stated at cost less provision for diminution in value where appropriate under fixed assets. Costs of significant improvements are capitalised and costs incurred to maintain the hotel and serviced suite properties in their continual good condition are charged to the profit and loss account in the year in which they are incurred.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Fixed assets *(continued)*

No depreciation is provided on investment properties and hotel and serviced suite properties with an unexpired lease term of over 20 years. When the unexpired lease term is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings on the leasehold land are depreciated at the annual rates of 2% to 4% on the cost of the respective building. Other fixed assets are depreciated on a straight-line basis at the annual rates of 5% to $33^1/_3$% based on their respective estimated useful lives.

(h) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interests and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(i) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from the purchasers prior to this stage are recorded as customers' deposits received and are deducted from the value of stock of properties.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from property and project management is recognised when the services are rendered. Revenue from hotel and serviced suite operation is recognised upon provision of the services. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(j) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at that date. Transactions during the year are converted at the rates of exchange ruling at the dates of transactions. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at the year end rates of exchange and results for the year are translated at the average rates of exchange during the year. Exchange differences are dealt with in the reserves.

1. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Taxation

Hong Kong profits tax is provided for at the prevailing rate on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas taxation is provided for at the applicable local rates on the estimated assessable profits of the individual company concerned.

Tax deferred or accelerated by the effect of timing difference is provided, using the liability method, to the extent that it is probable that a liability or an asset will crystallise.

(l) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

2. TURNOVER AND CONTRIBUTION

The principal activities of the Group are property development and investment, property and project management, hotel and serviced suite operation and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, revenue from hotel and serviced suite operation and income from property and project management. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year are as follows:

	2002 $ Million	2001 $ Million
Property sales	961	4,386
Property rental	806	746
Hotels and serviced suites	391	269
Property and project management	287	259
Group turnover	2,445	5,660
Share of property sales of jointly controlled entities	6,677	1,826
Turnover	9,122	7,486

During the year, the Group's overseas operations (including property sales of jointly controlled entities) were mainly in the Mainland and the United Kingdom which accounted for approximately 9% and 1% of the turnover respectively.

2. TURNOVER AND CONTRIBUTION *(continued)*

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities and unlisted associates		Total	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million	**2002 $ Million**	2001 $ Million
Property sales	**209**	1,410	**426**	486	**635**	1,896
Property rental	**618**	581	**198**	100	**816**	681
Hotels and serviced suites	**49**	57	**3**	(5)	**52**	52
Property and project management	**81**	80	**(1)**	(11)	**80**	69
	957	2,128	**626**	570	**1,583**	2,698
Investment and finance					**895**	1,086
Interest expenses					**(650)**	(776)
Provision for property projects					**–**	(1,500)
Revaluation deficit of investment properties					**(825)**	–
Profit on spin-off of subsidiaries					**1,001**	–
Others					**(151)**	(92)
Taxation (excluding share of taxation of listed associates)					**(150)**	(187)
Minority interests					**52**	22
Share of net results of listed associates						
Hutchison Whampoa Limited					**7,138**	5,986
CK Life Sciences Int'l., (Holdings) Inc.					**(17)**	–
Profit attributable to shareholders					**8,876**	7,237

3. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates in 2002 included the Group's share of profit of $564 million arising from disposal of equity interests in certain ports by Hutchison Whampoa Limited.

The share of results of associates in 2001 included the Group's share of profit of $14,991 million arising from the merger of VoiceStream Wireless Corporation and Deutsche Telekom AG recognised by Hutchison Whampoa Limited and the Group's share of a provision for overseas investments of $14,876 million made by Hutchison Whampoa Limited.

4. PROFIT BEFORE TAXATION

	2002 $ Million	2001 $ Million
Profit before taxation is arrived at after charging:		
Interest expenses		
Bank loans and other loans repayable within 5 years	875	1,217
Other loans not repayable within 5 years	25	45
	900	1,262
Less: Interest capitalised (see note (a))	(250)	(486)
	650	776
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	86	86
Contribution to retirement scheme	9	9
Discretionary bonus	37	32
	132	127
Less: Amount paid back	(13)	(11)
	119	116
Auditors' remuneration	5	5
Costs of properties sold	767	2,579
Operating lease charges – properties	51	53
Depreciation	104	60
Impairment losses on investment securities	34	17
Revaluation deficit of investment properties	825	186
and after crediting:		
Net rental income	728	669
Interest income from banks	33	81
Income from listed investments		
Dividend from investments in securities	45	44
Interest from investments in securities	92	79
Income from unlisted investments		
Dividend from investments in securities	19	30
Interest from jointly controlled entities	239	621
Interest from investments in securities	6	14
Net realised and unrealised holding gains on other investments	78	187
Profit on disposal of investment securities	–	17

4. PROFIT BEFORE TAXATION *(continued)*

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 2% (2001 – 5%) during the year.

(b) Directors' emoluments included directors' fee of $545,000 (2001 – $543,110). Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The independent non-executive directors received a director's fee of $30,000 each and for those who acted as members of the Audit Committee, an additional $30,000 each was paid. Certain directors received directors' remuneration from associates of which $13 million (2001 – $11 million) was paid back to the Company.

Directors' emoluments (including the five highest paid individuals in the Group) are within the following bands:

	2002 Number of Directors	2001 Number of Directors
Nil – $1,000,000	**11**	11
$6,500,001 – $7,000,000	**–**	1
$9,000,001 – $9,500,000	**1**	–
$9,500,001 – $10,000,000	**2**	2
$11,000,001 – $11,500,000	**1**	1
$12,000,001 – $12,500,000	**1**	1
$14,000,001 – $14,500,000	**1**	1
$22,000,001 – $22,500,000	**1**	1
$39,000,001 – $39,500,000	**–**	1
$42,500,001 – $43,000,000	**1**	–

5. TAXATION

	2002 $ Million	2001 $ Million
Company and subsidiaries		
Hong Kong profits tax	45	123
Overseas tax	2	1
Deferred tax	–	(9)
Jointly controlled entities		
Hong Kong profits tax	70	18
Overseas tax	24	41
Associates		
Hong Kong profits tax	453	392
Overseas tax	744	629
	1,338	1,195

Hong Kong profits tax has been provided for at the rate of 16% (2001 – 16%).

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $3,845 million (2001 – $3,856 million).

7. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2001 – 2,316,164,338 shares) in issue during the year.

8. FIXED ASSETS

	Land and buildings in Hong Kong $ Million	Land and buildings outside Hong Kong $ Million	Investment properties in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Group							
Cost or valuation							
At 1st January, 2002	533	722	11,476	2,264	529	445	15,969
Restructure of interests in jointly controlled entities and associates	–	–	1,152	1,554	–	117	2,823
Spin-off of subsidiaries	(151)	–	–	–	–	(84)	(235)
Additions/transfers	(334)	(722)	197	2,457	723	244	2,565
Disposals	–	–	(1)	–	–	(52)	(53)
Deficits on revaluation	–	–	(825)	–	–	–	(825)
At 31st December, 2002	48	–	11,999	6,275	1,252	670	20,244
Accumulated depreciation/provisions							
At 1st January, 2002	3	–	–	891	–	234	1,128
Restructure of interests in jointly controlled entities and associates	–	–	–	–	–	56	56
Spin-off of subsidiaries	(5)	–	–	–	–	(19)	(24)
Depreciation	2	–	–	–	–	104	106
Written back on disposals	–	–	–	–	–	(38)	(38)
At 31st December, 2002	–	–	–	891	–	337	1,228
Net book value							
At 31st December, 2002	**48**	**–**	**11,999**	**5,384**	**1,252**	**333**	**19,016**
Net book value							
At 31st December, 2001	530	722	11,476	1,373	529	211	14,841

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $17,079 million (2001 – $13,007 million) and certain properties outside Hong Kong with aggregate carrying value of $1,252 million (2001 – $1,250 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain hotel properties with aggregate carrying value of $852 million (2001 – $848 million) were pledged as securities for bank loans.

8. FIXED ASSETS *(continued)*

	Other assets $ Million
Company	
Cost	
At 1st January, 2002	147
Additions	31
Disposals	(2)
At 31st December, 2002	176
Accumulated depreciation	
At 1st January, 2002	106
Depreciation	25
Written back on disposals	(2)
At 31st December, 2002	129
Net book value at 31st December, 2002	**47**
Net book value at 31st December, 2001	41

Analysis of cost and valuation of the Group's fixed assets are as follows:

	Land and buildings		Investment properties	Hotels and serviced suites			
	in Hong Kong $ Million	outside Hong Kong $ Million	in Hong Kong $ Million	in Hong Kong $ Million	outside Hong Kong $ Million	Other assets $ Million	Total $ Million
At 31st December, 2002							
– at valuation	**–**	**–**	**11,999**	**–**	**–**	**–**	**11,999**
– at cost	**48**	**–**	**–**	**6,275**	**1,252**	**670**	**8,245**
	48	**–**	**11,999**	**6,275**	**1,252**	**670**	**20,244**
At 31st December, 2001							
– at valuation	–	–	11,476	–	–	–	11,476
– at cost	533	722	–	2,264	529	445	4,493
	533	722	11,476	2,264	529	445	15,969

Investment properties have been revalued at 31st December, 2002 by DTZ Debenham Tie Leung, professional valuers, on an open market value basis. Gross rental income derived from investment properties during the year amounted to $616 million (2001 – $580 million).

9. SUBSIDIARIES

	Company	
	2002 $ Million	2001 $ Million
Unlisted investments in subsidiaries	**2,267**	2,267
Amounts due from subsidiaries	**28,825**	28,066
Amounts due to subsidiaries	**(6,307)**	(8,467)
	24,785	21,866

Particulars regarding the principal subsidiaries are set out in Appendix I.

10. ASSOCIATES

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Listed investments in associates	**124,672**	120,009	**–**	–
Unlisted investments in associates	**487**	1,148	**518**	861
	125,159	121,157	**518**	861
Amounts due from associates	**420**	690	**36**	39
Amounts due to associates	**(20)**	(111)	**(1)**	(63)
	125,559	121,736	**553**	837
Market value of investments in associates				
– listed in Hong Kong	**107,902**	160,298	**–**	–

Particulars regarding the principal associates are set out in Appendix II.

11. JOINTLY CONTROLLED ENTITIES

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Unlisted investments in jointly controlled entities	**3,970**	2,472	**420**	145
Amounts due from jointly controlled entities	**22,471**	27,290	**1,004**	2,858
Amounts due to jointly controlled entities	**(112)**	(355)	**(18)**	(151)
	26,329	29,407	**1,406**	2,852

Particulars regarding the principal jointly controlled entities are set out in Appendix III.

12. INVESTMENTS IN SECURITIES

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Investment securities				
Equity securities – unlisted	196	242	14	14
Debt securities – unlisted	29	29	–	–
Equity securities – listed in Hong Kong	430	463	–	–
Equity securities – listed overseas	910	873	–	–
	1,565	1,607	14	14
Other investments				
Equity securities – unlisted	203	73	–	–
Debt securities – unlisted	47	176	–	–
Equity securities – listed in Hong Kong	1,164	840	–	–
Equity securities – listed overseas	442	554	–	–
Debt securities – listed overseas	2,439	1,904	–	–
	4,295	3,547	–	–
Less: Amounts classified under current assets	900	790	–	–
	3,395	2,757	–	–
Amounts classified under non-current assets	4,960	4,364	14	14
Market value of investment securities				
– listed in Hong Kong	951	1,920	–	–
– listed overseas	476	1,638	–	–
Market value of other investments				
– listed in Hong Kong	1,164	840	–	–
– listed overseas	2,881	2,458	–	–
	5,472	6,856	–	–

13. STOCK OF PROPERTIES

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Properties for/under development	**14,927**	15,068	**–**	–
Joint development projects	**6,076**	4,733	**–**	–
Properties for sale	**2,251**	2,462	**3**	3
	23,254	22,263	**3**	3
Less: Customers' deposits received	**3,077**	374	**–**	–
	20,177	21,889	**3**	3

At the balance sheet date, stock of properties amounting to $2,270 million (2001 – $2,538 million) were carried at net realisable value.

14. DEBTORS, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Trade debtors	**313**	750	**–**	–
Deposits, prepayments and other debtors	**1,115**	693	**64**	54
	1,428	1,443	**64**	54

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2002 $ Million	2001 $ Million
Current to one month	**285**	715
Two to three months	**8**	11
Over three months	**20**	24
	313	750

15. BANK AND OTHER LOANS

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Bank loans repayable				
within 1 year	**118**	4,403	–	–
after 1 year but not exceeding 2 years	**118**	47	–	–
after 2 years but not exceeding 5 years	**10,648**	10,349	–	–
after 5 years	**1,875**	675	–	–
Other loans repayable				
within 1 year	**2,500**	1,250	–	–
after 1 year but not exceeding 2 years	**1,400**	2,500	–	–
after 2 years but not exceeding 5 years	**4,914**	4,400	–	–
after 5 years	**300**	757	–	–
	21,873	24,381	–	–
Less: Amounts classified under current liabilities	**2,618**	5,653	–	–
Amounts classified under non-current liabilities	**19,255**	18,728	–	–

At the balance sheet date:

(a) bank loans amounting to $282 million (2001 – $314 million) were secured by certain assets of the Group; and

(b) other loans included the following fixed rate and floating rate notes and bonds listed on the Luxembourg Stock Exchange or the Singapore Stock Exchange which were issued by Cheung Kong Finance Cayman Limited and Joynote Ltd, wholly owned subsidiaries, and are guaranteed by the Company:

HK$ 2,000,000,000	7.50% due March 2003 (issued in 2000)
HK$ 500,000,000	7.35% due July 2003 (issued in 2000)
HK$ 300,000,000	HIBOR + 0.28% due February 2004 (issued in 2001)
HK$ 300,000,000	5.36% due May 2004 (issued in 2001)
HK$ 300,000,000	5.38% due June 2004 (issued in 2001)
HK$ 200,000,000	7.88% due November 2004 (issued in 1999)
HK$ 300,000,000	7.75% due December 2004 (issued in 1999)
HK$ 1,000,000,000	7.68% due January 2005 (issued in 2000)
HK$ 550,000,000	5.25% due April 2005 (issued in 2002)
HK$ 1,000,000,000	HIBOR + 0.5% due July 2005 (issued in 2000)
HK$ 500,000,000	7.68% due July 2005 (issued in 2000)
HK$ 500,000,000	7.88% due December 2006 (issued in 1999)
SGD 100,000,000	4.55% due March 2007 (issued in 2000)
HK$ 910,000,000	HIBOR + 0.38% due September 2007 (issued in 2002)
HK$ 300,000,000	8.38% due January 2010 (issued in 2000)

16. CREDITORS AND ACCRUALS

	Group		Company	
	2002 $ Million	2001 $ Million	2002 $ Million	2001 $ Million
Trade creditors	1,499	136	–	–
Accruals and other creditors	1,660	1,387	135	134
	3,159	1,523	135	134

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	2002 $ Million	2001 $ Million
Current to one month	1,487	119
Two to three months	8	12
Over three months	4	5
	1,499	136

17. DEFERRED TAXATION

Deferred taxation is mainly caused by accelerated tax depreciation allowances in excess of depreciation expenses. No provision has been made for the revaluation surplus of investment properties as they do not constitute timing differences. There were no significant unprovided timing differences at the balance sheet date.

18. SHARE CAPITAL

	2002 No. of shares	2001 No. of shares	2002 $ Million	2001 $ Million
Authorised:				
Shares of $0.5 each	3,800,000,000	3,800,000,000	1,900	1,900
Issued and fully paid:				
Shares of $0.5 each	2,316,164,338	2,316,164,338	1,158	1,158

19. RESERVES

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Capital reserve				
Balance at 1st January and 31st December	**345**	345	**199**	199
Exchange translation reserve				
Balance at 1st January	**78**	52	**1**	1
Company and subsidiaries	**(50)**	62	**–**	–
Share of translation reserve				
Jointly controlled entities	**67**	(35)	**–**	–
Associates	**–**	(1)	**–**	–
Balance at 31st December	**95**	78	**1**	1
Investment property revaluation reserve				
Balance at 1st January	**1,640**	1,922	**416**	600
Revaluation surplus/(deficit)				
Company and subsidiaries	**–**	(377)	**–**	–
Jointly controlled entities	**450**	214	**–**	–
Associates	**–**	(119)	**–**	(184)
Balance at 31st December	**2,090**	1,640	**416**	416
	2,530	2,063	**616**	616

20. RETAINED PROFITS

	Group		Company	
	2002 **$ Million**	2001 $ Million	**2002** **$ Million**	2001 $ Million
Balance at 1st January as previously reported	**150,095**	146,510	**14,515**	14,365
Prior year adjustment	**(98)**	(44)	**–**	–
Balance at 1st January as restated	**149,997**	146,466	**14,515**	14,365
Profit for the year	**8,876**	7,237	**3,845**	3,856
Interim dividend paid	**(880)**	(880)	**(880)**	(880)
Proposed final dividend	**(2,826)**	(2,826)	**(2,826)**	(2,826)
Balance at 31st December	**155,167**	149,997	**14,654**	14,515

At the balance sheet date, retained profits of the Group included $97,024 million (2001 – $93,603 million) retained by associates and $428 million (2001 – $170 million) retained by jointly controlled entities. The Company's reserves available for distribution to shareholders including the proposed final dividend amounted to $17,014 million (2001 – $16,806 million). Proposed final dividend for 2001 was approved by shareholders on 23rd May, 2002 and paid on 28th May, 2002.

21. EMPLOYEES RETIREMENT SCHEMES

The principal employees retirement schemes operated by the Group are defined contribution schemes. Contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% on the employees' salary.

During the year, the Group's costs incurred on employees retirement schemes were $58 million (2001 – $58 million) and forfeited contributions in the amount of $8 million (2001 – $8 million) were used to reduce current year's contributions.

22. CHARGES ON ASSETS

At the balance sheet date, certain assets of the Group with aggregate carrying value of $852 million (2001 – $1,133 million) were pledged to secure loan facilities utilised by subsidiaries and affiliated companies.

23. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date:

(a) the Group had capital commitments as follows:

(i) contracted but not provided for
fixed assets – $155 million (2001 – $358 million)

(ii) authorised but not contracted for
fixed assets – $1 million (2001 – $7 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:

(i) contracted but not provided for – $912 million (2001 – $171 million)

(ii) authorised but not contracted for – $199 million (2001 – $1,750 million)

(c) the Group's share of contingent liabilities of jointly controlled entities in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 47 years amounted to $4,582 million;

(d) the Company provided guarantees for loan financing as follows:

(i) bank and other loans utilised by subsidiaries – $21,544 million (2001 – $24,020 million)

(ii) bank loans utilised by jointly controlled entities – $1,918 million (2001 – $1,697 million)

(iii) bank loans utilised by affiliated companies – Nil (2001 – $33 million)

and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities and affiliated companies amounted to $1,089 million (2001 – $969 million) and $25 million (2001 – $25 million) respectively; and

(e) the Company provided guarantee for the minimum revenue to be shared by the other party of a joint development project undertaken by a jointly controlled entity amounted to $100 million (2001 – $100 million).

24. OPERATING LEASE

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases for property rental at the balance sheet date is as follows:

	Group	
	2002 **$ Million**	2001 $ Million
Future minimum lease income receivable		
not later than 1 year	602	582
later than 1 year and not later than 5 years	673	617
later than 5 years	21	23
	1,296	1,222

24. OPERATING LEASE *(continued)*

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the balance sheet date are as follows:

	Group		Company	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Future minimum lease charges payable				
not later than 1 year	**78**	66	**63**	48
later than 1 year and not later than 5 years	**113**	181	**107**	170
later than 5 years	**2**	–	–	–
	193	247	**170**	218

25. RELATED PARTY TRANSACTIONS

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis. Advances made/received by the Group at the balance sheet date were disclosed as amount due from/to associates and jointly controlled entities in notes (10) and (11). Guarantees provided by the Group for bank loans utilised by jointly controlled entities at the balance sheet date were disclosed in note (23).

Other than the aforementioned, there were no other significant related party transactions required for disclosure in the financial statements.

26. SEGMENT INFORMATION

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities and unlisted associates $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2002				
Property development	21,989	14,734	**36,723**	**(2,033)**
Property investment	12,178	8,166	**20,344**	**(241)**
Hotels and serviced suites	7,030	3,359	**10,389**	**(298)**
Property and project management	172	17	**189**	**(53)**
Total segment assets/(liabilities)			**67,645**	**(2,625)**
Investments in listed associates			**124,672**	**–**
Cash and investments in securities			**6,401**	**–**
Bank and other loans			**–**	**(21,873)**
Other assets/(liabilities)			**2,349**	**(1,062)**
Total assets/(liabilities)			**201,067**	**(25,560)**
At 31st December, 2001				
Property development	23,478	18,505	41,983	(816)
Property investment	11,647	8,178	19,825	(225)
Hotels and serviced suites	3,330	3,389	6,719	(71)
Property and project management	186	18	204	(56)
Total segment assets/(liabilities)			68,731	(1,168)
Investments in listed associates			120,009	–
Cash and investments in securities			5,672	–
Bank and other loans			–	(24,381)
Other assets/(liabilities)			2,098	(900)
Total assets/(liabilities)			196,510	(26,449)

26. SEGMENT INFORMATION *(continued)*

Total segment assets at the balance sheet date and capital expenditure for segment assets incurred during the year, analysed by geographical locations, are as follows:

	Total Segment Assets		Capital Expenditure	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Hong Kong	**51,035**	52,955	**654**	130
The Mainland	**11,538**	11,022	**93**	43
Asia	**4,544**	4,076	**–**	–
Europe	**468**	619	**–**	–
North America	**60**	59	**–**	–
	67,645	68,731	**747**	173

Depreciation and capital expenditure incurred during the year, analysed by operating activities, are as follows:

	Depreciation		Capital Expenditure	
	2002 $ Million	2001 $ Million	**2002 $ Million**	2001 $ Million
Property investment	**–**	–	**197**	–
Hotels and serviced suites	**50**	24	**515**	165
Property and project management	**28**	25	**35**	8
	78	49	**747**	173

27. APPROVAL OF FINANCIAL STATEMENTS

The financial statements reported in Hong Kong dollars and set out on pages 52 to 83 were approved by the board of directors on 20th March, 2003.

Principal Subsidiaries

APPENDIX I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company		Principal Activities
			Directly	Indirectly	
Art Full Resources Limited	HK$	2		100	Property investment
Bandick Limited	HK$	2		100	Property investment
Bermington Investment Limited	HK$	2		100	Property development
Biro Investment Limited	HK$	10,000		100	Property development
Bonder Way Investment Limited	HK$	2		100	Property development
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Finance
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
Conestoga Limited	HK$	10,000		60.9	Property investment
Fantastic State Limited	HK$	2		100	Property development
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment
Global Coin Limited	HK$	2		100	Property development
Goodwell Property Management Limited	HK$	100,000		100	Property management
Hero Star Venture Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
iMarkets Limited	HK$	30,000,000		100	Provider of electronic trading platform
Japura Development Pte Ltd (Singapore)	SGD	1,000,000		76	Property development
Jingcofield Limited (British Virgin Islands)	US$	1		100	Property investment
Joynote Ltd (Singapore)	SGD	2		100	Finance
Match Power Investment Limited	HK$	2		100	Property development
Maxchief Limited	HK$	2		100	Property development
Metrofond Limited	HK$	2		100	Property development
Million Rise Investments Limited	HK$	2		100	Property development
Montaco Limited	HK$	100		87	Property development
Mutual Luck Investment Limited	HK$	30,000		51.3	Property development
New Profit Resources Limited	HK$	2		98.47	Property development

Name		Issued Ordinary Share Capital Nominal Value	Effective percentage held by the Company Directly	Indirectly	Principal Activities
Nobleway Investment Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Opal Charm Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Pacific Top Development Limited	HK$	2		100	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Property development
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Poko Shine Limited	HK$	2		100	Property investment
Potton Resources Limited (British Virgin Islands)	US$	1		100	Investment holding
Prime Pro Group Limited (British Virgin Islands)	US$	1		100	Investment holding
Quick Switch Limited (British Virgin Islands)	US$	1		100	Property investment
Randash Investment Limited	HK$	110		60.9	Hotels and serviced suites
Realty Zone Developments Limited (British Virgin Islands)	US$	1		100	Securities & fund investment
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Property development
Super Winner Development Limited	HK$	2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Tin Shui Wai Development Limited	HK$	1,000		98.47	Property investment
Towerich Limited	HK$	2		51	Hotels and serviced suites
Union Ford Investments Limited	HK$	2		80	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Winrise Champion Limited (British Virgin Islands)	US$	1		100	Property investment
Wisdom Choice Investment Limited	HK$	2		60	Property development
Yee Pang Realty Limited	HK$	10,000		94	Property investment
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Holdings (China) Limited	The Mainland
Japura Development Pte Ltd	Singapore
Joynote Ltd	Singapore
Nobleway Investment Limited	Asia Pacific
Yick Ho Limited	The Mainland

APPENDIX II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Investment holding & loan financing
CK Life Sciences Int'l., (Holdings) Inc. (Cayman Islands)		44	Research and development, commercialisation, marketing and sale of biotechnology products
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading, power plant & securities investment
Hutchison Whampoa Limited		49.9	Telecommunications and e-commerce, ports, trading, property and hotels, energy, infrastructure & investment
iBusiness Corporation Limited		49.6	e-commerce and investment
Metro Broadcast Corporation Limited		50	Radio broadcasting

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Principal Jointly Controlled Entities

APPENDIX III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Albion Properties Limited (United Kingdom)		45	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development
Central More Limited		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Hing Fung Enterprises Limited (British Virgin Islands)		50	Property investment
Circadian Limited (United Kingdom)		22.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Glenfield Investments Pte Ltd (Singapore)		50	Property development
Golden Famous International Limited		50	Property development
Harvest Fair Investment Limited		22.5	Property development
Hui Xian Investment Limited		33.4	Investment in property project
Konorus Investment Limited		42.5	Property development
Marketon Investment Limited		50	Property development
Matrica Limited		30	Property development
Mightypattern Limited	25	25	Property investment
Nanyang Brothers Properties Limited		50	Property development
One Raffles Quay Pte Ltd (Singapore)		33.3	Property development
Sinclair Profits Limited (British Virgin Islands)		50	Property development
Super Lion Enterprises Limited	50		Property development
Vigour Limited		50	Property development & investment

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Albion Properties Limited	United Kingdom
Bayswater Developments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Hing Fung Enterprises Limited	The Mainland
Circadian Limited	United Kingdom
Glenfield Investments Pte Ltd	Singapore
Hui Xian Investment Limited	The Mainland
One Raffles Quay Pte Ltd	Singapore
Sinclair Profits Limited	The Mainland

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

To the Members of Cheung Kong (Holdings) Limited
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 52 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong, 20th March, 2003

Extracts from Hutchison Whampoa Limited Financial Statements

The following information is extracted from the 2002 published financial statements of Hutchison Whampoa Limited, a principal associate.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st December, 2002

	2002 HK$ Million	As restated 2001 HK$ Million
Turnover		
Company and subsidiary companies	75,235	61,460
Share of associated companies and jointly controlled entities	35,894	27,578
	111,129	89,038
Company and subsidiary companies		
Turnover	75,235	61,460
Cost of inventories sold	27,521	23,274
Staff costs	11,761	8,875
Depreciation and amortisation	5,478	3,827
Other operating expenses	14,244	10,902
	16,231	14,582
Share of profits less losses of associated companies	6,344	5,650
Share of profits less losses of jointly controlled entities	1,872	1,477
Earnings before interest and other finance costs and taxation	24,447	21,709
Interest and other finance costs, including share of associated companies and jointly controlled entities	7,093	8,767
Profit before profit on disposal of investments less provisions	17,354	12,942
Profit on disposal of investments less provisions	1,524	3,124
Profit before taxation	18,878	16,066
Taxation	2,724	2,276
Profit after taxation	16,154	13,790
Minority interests	1,866	1,810
Profit attributable to shareholders	14,288	11,980
Dividends	7,375	7,375

CONSOLIDATED BALANCE SHEET

At 31st December, 2002

	2002 HK$ Million	As restated 2001 HK$ Million
ASSETS		
Non-current assets		
Fixed assets	144,230	102,756
Other non-current assets	95,349	86,003
Goodwill	7,907	405
Associated companies	46,731	38,332
Interests in joint ventures	35,215	38,297
Liquid funds and other listed investments	75,597	71,204
Total non-current assets	405,029	336,997
Cash and cash equivalents	42,852	47,374
Other current assets	45,755	46,838
Current liabilities	83,429	46,883
Net current assets	5,178	47,329
Total assets less current liabilities	410,207	384,326
Non-current liabilities		
Long term liabilities	141,569	129,018
Deferred tax liabilities	231	200
Pension obligations	695	131
Total non-current liabilities	142,495	129,349
Minority interests	41,536	36,900
Net assets	226,176	218,077
CAPITAL AND RESERVES		
Share capital	1,066	1,066
Reserves	225,110	217,011
Shareholders' funds	226,176	218,077

Cheung Kong Group







DIVERSIFIED BUSINESSES AROUND THE GLOBE








TOM Delivers
TOM媒体


Politiebureau
VOORDEELDROGISTERIJ
Kruidvat


DAEWOO


200



Hutchison Whampoa Limited



Hutchison Whampoa has benefited from its geographic diversity, and has gained valuable competitive experience with operations in 41 countries. It is in a strong financial position. All of its existing core businesses will continue to perform well and will provide substantial recurring contributions. The start-up 3G businesses will be able to demonstrate clearly in a year's time their promising prospects and their potential to contribute significantly to the growth of Hutchison Whampoa and create long term value for its shareholders.


HWL
Ports and Related Services
Telecommunications
Property and Hotels
Retail and Manufacturing
Energy, Infrastructure, Finance and Investments










Westbound
Eastbound

Cheung Kong Infrastructure Holdings Limited

CKI is one of the few ready, willing and capable infrastructure investors in the world. Leveraging on its strong financial position, solid experience in infrastructure, and sharp business acumen, CKI will continue to study new infrastructure opportunities around the world and make appropriate investment decisions. It will also carry out appropriate asset consolidation and streamline operations to maximise returns for shareholders.


Investment in
Hongkong Electric
Infrastructure Materials and
Infrastructure-related Businesses
Infrastructure Investments










UNIT 1
GENERATOR



Hongkong Electric Holdings Limited

As a low cost producer of extremely reliable electricity with a state-of-the-art transmission and distribution system, Hongkong Electric has again demonstrated an ability to seize new investment opportunities and to achieve new levels of excellence in its traditional business. It will continue to provide a cost-efficient electricity supply that is among the most reliable in the world, and expand its business overseas to provide a more stable earnings platform and balance business risks, while steadily enhancing value for its shareholders.


HONGKONG ELECTRIC GROUP
Generation, Transmission and Distribution of Electricity
Engineering Consultancy Services
International Investment in Power Industries and Infrastructure

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 22nd May, 2003 at 2:20 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2002.
2. To declare a final dividend.
3. To elect Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(1) "THAT a general mandate be and is hereby unconditionally given to the Directors to issue and dispose of additional shares not exceeding twenty per cent of the existing issued share capital of the Company at the date of the Resolution until the next Annual General Meeting."

(2) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.50 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(3) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution No. 5(1) set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 5(2) set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the issued share capital of the Company at the date of the said Resolution."

By Order of the Board

Eirene Yeung

Company Secretary

Hong Kong, 20th March, 2003

Notes:

a. Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy to attend and on a poll, vote in his stead. A proxy need not be a member of the Company.

b. The Register of Members will be closed from Thursday, 15th May, 2003 to Thursday, 22nd May, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 14th May, 2003.

c. Concerning Ordinary Resolution No. 5(1) above, the Directors wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members as a general mandate for the purposes of Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

d. Concerning Ordinary Resolution No. 5(2) above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefits of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, will be set out in a circular to be enclosed with the Annual Report 2002.

Corporate Information

DIRECTORS

LI Ka-shing *Chairman*

LI Tzar Kuoi, Victor *Managing Director and Deputy Chairman*

George Colin MAGNUS *Deputy Chairman*

KAM Hing Lam *Deputy Managing Director*

CHUNG Sun Keung, Davy *Executive Director*

IP Tak Chuen, Edmond *Executive Director*

PAU Yee Wan, Ezra *Executive Director*

WOO Chia Ching, Grace *Executive Director*

CHIU Kwok Hung, Justin *Executive Director*

LEUNG Siu Hon *Independent Non-executive Director**

FOK Kin-ning, Canning *Non-executive Director*

Frank John SIXT *Non-executive Director*

CHOW Kun Chee, Roland *Independent Non-executive Director**

WONG Yick-ming, Rosanna *Independent Non-executive Director*

HUNG Siu-lin, Katherine *Non-executive Director*

YEH Yuan Chang, Anthony *Independent Non-executive Director*

CHOW Nin Mow, Albert *Non-executive Director*

Simon MURRAY *Independent Non-executive Director*

KWOK Tun-li, Stanley *Independent Non-executive Director*

* *Members of Audit Committee*

COMPANY SECRETARY

Eirene YEUNG

AUDITORS

Deloitte Touche Tohmatsu

BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Bank of China (Hong Kong) Limited

Hang Seng Bank Limited

Société Générale

Industrial and Commercial Bank of China (Asia) Limited

BNP Paribas

Mizuho Corporate Bank, Ltd.

The Bank of Tokyo-Mitsubishi, Ltd.

Citibank, N.A.

SOLICITORS

Woo, Kwan, Lee & Lo

REGISTERED OFFICE

7th Floor, Cheung Kong Center,

2 Queen's Road Central, Hong Kong

SHARE REGISTRARS AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Rooms 1712 - 1716, 17th Floor, Hopewell Centre,

183 Queen's Road East, Hong Kong

INTERNET ADDRESS

http://www.ckh.com.hk

This annual report ("Annual Report") is available in both English and Chinese. Shareholders who have received either the English or the Chinese version of the Annual Report may request a copy in the language different from that has been received by writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Annual Report (in both English and Chinese versions) has been posted on our Company's website at http://www.ckh.com.hk. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, summary financial report (where applicable), Interim Report, notice of meeting and circular) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Annual Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Annual Report posted on the Company's website will promptly upon request be sent the Annual Report in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Computershare Hong Kong Investor Services Limited.

h Floor, Cheung Kong Center,
Queen's Road Central, Hong Kong
l: 2128 8888 Fax: 2845 2940